MEDIASET

12g3-2(b)

RECEIVED
2009 JUN -8 A 8:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

09046302

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 3th June 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of May.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 6/8

12g3-2(b)

Notarial register no. 41130 Folder no. 13059

MINUTES OF ORDINARY GENERAL MEETING

ITALIAN REPUBLIC

On the twenty fourth of April two thousand nine

24/4/2009

In Milan, via Paleocapa 3.

Before me Arrigo Roveda, notary public practising in Milan, Milan Register of Notaries,

was Mr:

- FEDELE CONFALONIERI, born in Milan 6 August 1937, with elected domicile for professional purposes in Milan, via Paleocapa 3, Chairman of the Board of Directors of

"MEDIASET S.P.A."

with head office in Milan, Via Paleocapa 3, paid in share capital of Euro 614,238,333.28 (sixhundredandfourteenmilliontwohundredandthirtyeightthousandthree hundredandthirtythreepointtwoeight), Milan Company Register number, tax code and VAT number 09032310154.

Said person, of whose personal identity I am certain, asked me to take the minutes of the general meeting of shareholders which took place on

22 (twentytwo) April 2009 (twothousandnine)

at 10 am, in Cologno Monzese, via Cinelandia 5, which I have documented as follows:

"At 10 am Dr. Fedele Confalonieri took the chair pursuant to article 13 of the bylaws of the general meeting called today, at the appointed place and time, and asked me, notary public, also pursuant to article 13 of the bylaws, to take the minutes.

I accepted and hereby give notice that the following took place:

the Chairman first:

- advised the meeting that, pursuant to current legislation, within the term provided, the required documentation had been sent to Consob and Borsa Italiana S.p.a. and that notice had been given of the dates of convocation of

the general meeting.

There were no comments on the matter;

- he advised the meeting that the notice convening the general meeting had been published in the Gazzetta Ufficiale della Repubblica Italiana - advertisement sheet no. 32, 19 March 2009, notice no. IG-0951, as well as in the daily newspaper "Il Sole 24 ore" on the same date, with the following agenda:

A. Financial statements at 31 December 2008

1. approval of the financial statements at 31 December 2008 and the board of directors' management report; presentation of the reports of the independent auditors and board of statutory auditors to the general meeting; presentation of the consolidated financial statements at 31 December 2008; reports of the board of directors and independent auditors
2. approval of the allocation of operating profit; pertinent resolutions.

B. Appointment of the board of directors after establishing the number of members and their term of office; compensation

3. Definition of the number of members of the board of directors;
4. Definition of their term of office;
5. Definition of the directors' compensation;
6. Appointment of the board directors

C. Proposal to establish a compensation plan pursuant to article 114 bis of the Financial Consolidation act

7. Proposal to establish a stock option plan; pertinent resolutions.

D. Authorisation for the board of directors to buy and sell the company's own shares

8. Authorisation for the board of directors to buy and sell the company's own shares, also for the purposes of stock option plans; pertinent resolutions.

- he advised the meeting that, in addition to the Chairman, the following directors were also present at the start of the meeting:
- Pier Silvio Berlusconi, Vice Chairman
- Giuliano Adreani, Managing Director

- Paolo Andrea Colombo
- Mauro Crippa
- Marco Giordani
- Alfredo Messina
- Gina Nieri
- Carlo Secchi
- Attilio Ventura

while all the other board directors justified their absence;
and the following standing statutory auditors:

- Alberto Giussani, Chairman of the Board of Statutory Auditors
- Silvio Bianchi Martini
- Francesco Vittadini
- he advised the attendees that at first call, on 21 April 2009, the general meeting had been deserted, as indicated in the minutes taken on the same day by notary public Chiara Clerici, Milan, and that notice of this was duly published in the daily newspaper "Il Sole 24 Ore" on 15 April 2009;
- he advised the meeting that the shareholder information pack entitled **"Mediaset Group - 2008 Financial Statements"** contained:

. the consolidated financial statements at 31 December 2008, including the directors' report on operations and the independent auditors' report;

. the board of directors' reports to the general meeting, including the informative document on the establishment of a compensation plan prepared pursuant to article 84-bis of Consob Issuer Rules;

- the report of the board of statutory auditors to the general meeting;

and other documentation required by law.

The information pack also contains the annual report on corporate governance, including information on ownership interests pursuant to article 123-bis of the Financial Consolidation Act and attached to the report on operations in a special annex.

All the documents mentioned were filed, within the terms provided by the law and regulations in force and as required, with the company's head office, Borsa Italiana S.p.a. and Consob, as well as being published on the

company's website; the originals of said documents are attached to these minutes as an integral and substantial part of same (annex -A-);

- he advised the meeting, pursuant to article 144 octies of Consob Issuer Rules, that no. 1 list of candidates for appointment to the board of directors, complete with the documentation required by the law and the bylaws had been made available for public consultation at the Company's registered office, at Borsa Italiana S.p.a. and on the corporate website;
- he advised the attendees that the general meeting was being held at second call as no. 401 shareholders and proxies were in attendance at the start of the meeting, representing no. 611,638,100 ordinary shares or 51.78% of the no. 1,181,227,564 shares forming the share capital (annex -B-);
- he reminded the meeting that advice had been received from brokers regarding the attendance of this general meeting by legitimate subjects, pursuant to current legislation;
- he advised the attendees that the office of the general meeting had been authorised to verify the proxies of those in attendance, pursuant to article 2372 of the Italian civil code and articles 12 and 14 of the company bylaws;
- he also advised the meeting that the eligibility to vote of attendees holding stakes of more than 5% in the share capital had also been verified, pursuant to current legislation on financial companies;
- he advised the general meeting that before each vote he would inform the meeting of the latest attendance figures;
- he then advised attendees that the general meeting, duly convened, had a quorum pursuant to the law and the bylaws to make resolutions regarding the business on the agenda;
- he advised the meeting that the company had received no requests to add items to the agenda pursuant to article 126-bis of legislative decree no. 58/1998, and that for technical and organisational reasons a number of the company's employees and collaborators were in attendance, including the secretary to the board of directors, Emanuela Bianchi, who would assist him during the meeting;

- he advised the meeting that consent had been given for experts, financial analysts, accredited journalists and the representatives of the independent auditors to follow the meeting, including by means of closed circuit television link;
- he also advised the meeting that, as in previous years, students of the Economics Faculty of the University of Pavia were also in attendance;
- he advised the general meeting that it was being recorded in audio and video form for the sole purpose of facilitating the preparation of the minutes of the meeting and to provide documentary support for the transcription given in these minutes, as indicated in the information document pursuant to article 13 of decree law no. 196/2003 posted at the entrance to the meeting room. He said that same would not be the subject of communication or diffusion and that all the data and audio and video tapes would be filed, together with the documents produced during the general meeting, with the Mediaset S.p.a. corporate affairs office.

The Chairman also advised the meeting:

- that the share capital stood at **Euro 614,238,333.28 (sixhundredandfourteenmilliontwohundredandthirtyeightthousandt hreehundredandthirtythreepointtwoeight)**, represented by no. **1,181,227,564 (onebilliononehundredandeightyonemilliontwo hundredandtwentyseventhousandfivehundredandsixtyfour)** ordinary shares of par value Euro **0.52 (zeropointfivetwo)** each;
- that as a result of share buy-back transactions, approved on 16 April 2008 by resolution of the general assembly, the company currently held no. 44,825,500 (fortyfourmillioneighthundredandtwentyfivethousandfivehundred) treasury shares, without voting rights, pursuant to article 2357-ter of the Italian civil code;
- that as of the date of the meeting, the subjects which either directly or indirectly held stakes of more than 2% of the subscribed share capital of Mediaset S.p.a., represented by shares with voting rights as stated in the shareholders' register, notices received and other information available,

were as follows:

- Silvio Berlusconi indirectly through Fininvest S.p.a. no. 465,167,753 (fourhundredandsixtyfivemilliononehundredandsixtyseventhousandsevenhundredandfiftythree) equal to 38.618% (thirtyeightpointsixoneeightpercent);
- Barclays Global Investors UK Holdings Ltd. no. 58,977,679 (fiftyeightmillionninehundredandseventysevensixhundredandseventynine) equal to 4.992% (fourpointnineninetwopercent) indirectly through:
. Barclays Global Investors NA, 3.512% (threepointfiveonetwopercent)
. Barclays Global Investors LTD., 1.065% (onepointzerosixfivepercent)
. Barclays Global Fund Advisors, 0.382% (zeropointthreeeighttwopercent)
.Barclays Global Investors (Deutschland) AG, 0.033% (zeropointzerothreethreepercent);
- Capital Research and Management, no. 58,112,748 (fiftyeightmilliononehundredandtwelvethousandsevenhundredandfortyeight) equal to 4.920% (fourpointninetwozeropercent)
- Mackenzie Cundill Investment Management Ltd., no. 40,643,221 (fortymillionsixhundredandfortythreethousandtwohundredandtwenty one) equal to 3.441% (threepointfourfouronepercent);
- Abu Dhabi Investment Authority, no. 24,124,010 (twentyfourmilliononehundredandtwentyfourthousandandten) equal to 2.042% (twopointzerofourtwopercent);
-UBS AG, no. 23,953,798 (twentythreemillionninehundredandfiftythreesevenhundredandninetyeight) equal to 2.028% (twopointzerotwoeightpercent), of which 11,809,358 (elevenmillioneighthundredandninethousandthreehundredandfiftyeight) shares, without voting rights equal to 1,35%;

the Consob website also reports

- Silchester International Investors ltd. as holding 2.017% of the share capital.

The Chairman advised the meeting that the following documents would be attached to the minutes of the general meeting as an integral and substantial part of same and would be available for consultation by

shareholders:

- the list of names of shareholders attending the general meeting on their own behalf or by proxy, complete with all the information required by Consob, with indications of the respective shares lodged;
- the list of names of shareholders voting for, against, abstaining or who left the meeting before a vote, whether by show of hands or electronic means, and the relative number of shares represented on their own behalf and/or by proxy.

He also advised the meeting that a summary of comments and speakers, replies and any counter-replies would be contained in the minutes.

He also advised the meeting that:

- to audit the financial statements at 31 December 2008, including the verification that the company accounts have been properly kept and that operating events are correctly recognised in the accounting records, auditors Reconta Ernst & Young Spa employed no. 906 (ninehundredandsix) hours, for a total consideration, inclusive of the Istat cost of living adjustment, of Euro 83,600 (eightythreethousandsixhundred);
- to audit the consolidated financial statements at 31 December 2008, auditors Reconta Ernst & Young Spa employed no. 1,844 hours (onethousandeighthundredandfortyfour) hours, for a total consideration, inclusive of the Istat cost of living adjustment, of Euro 233,100.00 (twohundredandthirtythreethousandonehundredpointzerozero);
- the Board is not aware of the existence of any shareholders' agreements (article 122 of Decree Law no. 58/98) regarding the exercising of rights embodied in shares or the transfer of same.

The Chairman formally asked those attending the general meeting to state if they could not legitimately vote pursuant to current legislation.

No statements were made.

Before moving on to the items on the agenda, the chairman informed the meeting that voting would be by means of "televoters", instructions for the use of which were provided in the shareholder information pack.

He then invited Emanuela Bianchi to inform the meeting about the method

of voting.

Emanuela Bianchi stated that on registration, after signing the entry form, each attendee had received:

- a televoter if a shareholder;
- one or more televoters if representing other shareholders by proxy, with the previously expressed intention of voting differently on behalf of various shareholders.

The televoters were strictly for personal use and also acted as passes to enter the general meeting room.

During the general meeting each attendee could leave the meeting room by handing in their televoter(s) to the organisation staff, in receipt of which they would be returned their entry form.

The meeting was informed that in the event of the issue of more than one televoter to a single proxy, the system automatically excluded from the voting process any televoters not handed into the organisation staff, if the proxy had left the room after handing in only one televoter.

When attendees returned to the meeting room, their televoters would be returned to them on presentation of their entry forms.

Each televoter had an identification number associated to the attendee shareholder and the number of shares held by the shareholder with voting rights.

Individual shareholders were identified electronically by means of the televoter, with the help of an IT procedure and a remote control device.

The identification data of each shareholder was associated by the IT procedure with their respective votes.

The start and end of each voting session would be signalled respectively by green and red lights in the columns on each side of the chairman's table.

As described in the instructions for use, the televoters had five buttons, of which only the first three could be used. Votes could not be cast before the start of the voting session.

When voting, each attendee could vote by pressing one of the following buttons:

button F - vote in favour

button C - vote against

button A - abstention

During voting, votes could be recast by pressing another button. Only the last button pressed would be taken into consideration for voting purposes.

Attendees who did not vote would be considered as abstaining.

If a shareholder who did not vote wished to be considered as non voting rather than abstaining, they should apply specifically to the chairman for this to be recorded in the minutes.

Each shareholder could verify their vote in real time on the special screen, which displayed the number of each televoter with:

- green light for voting televoters and an indication of the vote cast;
- red light for non-voting televoters.

In the event of technical problems with "televoters", attendees could consult the special assistance desk.

At the end of each vote the chairman would announce the results, which would be displayed on the screen.

Attendees were reminded that the voting procedure for resolutions on the items of the agenda would be electronic, while the other votes would be by show of hands or roll call.

In the latter case, shareholders voting against the motion and/or abstaining were reminded that they should give their name, the name of the proxy if any and the number of shares represented on their own behalf and/or by proxy.

Voters wishing to check their votes could apply to the special assistance desk.

The Chairman then introduced the business under **letter A** of the agenda:

Financial Statements at 31 December 2008

Item 1: Approval of the financial statements at 31 December 2008 and the board of directors' management report; presentation of the reports of the independent auditors and the board of statutory auditors to the general meeting; presentation of the consolidated

financial statements at 31 December 2008; reports of the board of directors and independent auditors

The Chairman first presented a detailed report to the meeting which is attached to these minutes under letter -C-.

The Chairman invited Emanuela Bianchi to read out the financial statements.

Shareholder Sergio Zambellini asked to speak and, in consideration of the fact that the Chairman had already illustrated the management situation adequately and that all the attendees had received the 2008 financial statement information pack containing all the aforementioned documents, which were also lodged at the company's offices pursuant to the law and published on the corporate website, proposed that the reading out of all the documents contained in the file be waived.

For the same reason he also proposed waiving the reading out of all the other documents contained in the aforementioned file in connection with subsequent items on the agenda.

At the start of voting, at 10.35 am, no. 409 shareholders or proxies were in attendance, representing no. 611,664,700 shares or 51.78% of the share capital (annex -D-).

The proposal was approved unanimously in a show of hands.

The Chairman then proposed the following resolution on **item 1**, in line with that contained in the board of directors' report to the general meeting:

"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2008 financial statements,

resolves

to approve the financial statements at 31 December 2008, which closed reporting profit for the year of Euro 342,478,809.80 (threehundredandfortytwomillionfourhundredandseventyeightthousandeight hundredandninepointeightzero), and the relative board of directors' report on operations".

The Chairman asked for comments and said that he would reply to

questions from shareholders at the end of the discussion.

Shareholder Sergio Zambellini asked to speak and thanked the Chairman for his report, and the entire board and staff of the company for the economic result reported.

Despite the crisis, the company had made a profit and distributed a dividend.

He was only sorry about the fall in the share price. He did not intend to ask for an explanation about the numbers, but about future prospects. He stressed that future advertising revenue prospects are not very rosy, particularly in Spain.

In his opinion, to counter the contraction, cost cutting is not sufficient, but that an aggressive policy is needed, particularly as regards acquisitions in other markets. He asked if any negotiations were under way, giving several concrete examples in the US, Spanish and British markets.

He asked for information on the state of litigation regarding the distribution of television content on the Internet.

He asked if the rumours were true that the Chairman intended to resign.

Francesco Staffa asked to speak and said that he was satisfied with the balance sheet figures and dividend distribution.

He asked for light to be shed on:

- advertising price policy;
- financial derivatives;
- artist and copyright cost containment;
- human resources and particularly their level of satisfaction;
- trade union representation in the company;
- any treasury share acquisition plans and in general on transactions regarding them;
- share price trend.

In the Digital Terrestrial segment, the initial approach was one of prudence, with a view to exploiting the opportunities of this platform later.

He wondered why television broadcasts have not clearly explained the nature of the financial crisis that has hit markets.

Shareholder Francesco Rimbotti asked to speak and read out the following document which he had previously sent to the company:

"Hello all, I am Francesco Rimbotti. Please record my statement in the minutes of meeting pursuant to article 2375 of the Italian civil code.

A copy of this letter has been sent, as usual and well in advance, to:

Chairman Fedele CONFALONIERI - Vice Chairman Piersilvio BERLUSCONI - Managing Director Giuliano ANDREANI

My comments, as always, are made in a spirit of "AD ADIUVANDUM".

Would the secretary please send me, as soon as possible, the minutes of this Ordinary General Shareholders' Meeting.

Agenda Item A - Financial Statements at 31/12/2008 etc.

Introduction

I am for obvious reasons interested in the performance of the Group and MEDIASET spa. I notice on page 287 that the net profit ratio, which stands at:

2007	=	19.43%
2008	=	14.71%,

has deteriorated in 2008 but is still conspicuous.

In consideration of these results, I will limit my comments to a few considerations, some of a strategic nature.

§§ Financial management

Cash and cash equivalents in 2008 (page 289) stand at more than Euro 3 billion, with only very small variations.

Financial management is valid.

§§ Comparison between consolidated and Mediaset balance sheets

Only net profit can be compared (a comparison between revenues makes no sense)

Consolidated	2007	506.8	2008	459.0	-9.43%
Mediaset	2007	481.6	2008	342.5	-28.89%

The big reduction in MEDIASET net profit requires more information from the Board. Is this possible??

§§ Advertising revenue trend (millions)

Quota	2007	2008
Print	35.4%	33.7%
TV	53.1%	53.6%

In a contracting market, television has grown, even if only by a small amount.

In the first two months of 2009, the print segment decreased still further:

Daily newspapers	-25.9%
Periodicals	-31.5%

In coming years the main publishers in Italy will loose circulation due to the inability of managers to adapt the product to the expectations of (a falling number) of customers and as a result of organisational failings.

Mediaset, without doubt in Italy (and also in Spain based on the information available), must with DETERMINATION develop programmes that:

^ improve the 2008 share of 39.6% in Prime Time, aiming to increase this to 41.8% (the 2008 Day Time share) by focusing on the commercial target (15-64 yrs).

This target is not easy to achieve but support is provided by:

° Mediaset's capabilities in creativity and innovation

° The difficulties faced by the competition (TV and print).

I look forward to receiving comments, so far as this is possible, on strategy.

I reserve the right to speak briefly again, if necessary, and to vote.

I hope the text is comprehensible.

Kind regards

Francesco RIMBOTTI".

Shareholder Giuseppe Redaelli then asked to speak and commented briefly on the history of the company. After stating that he was satisfied with the dividend, he thought a change of strategy was appropriate.

In his opinion the region of Lombardy should have its own television station. He reminded the meeting that Canton Ticino, with a population of 340,000, has three networks which work very well. He wanted investigative transmissions to focus on the dysfunctions of Poste Italiane.

Luigi Girelli Consolaro asked to speak and commented that he had already received answers regarding developments in this crisis from the Chairman's report.

He asked if the company planned to launch a capital increase, as well as for light to be shed on the results of the first quarter of the year.

Shareholder Roscio asked to speak.

He too would like answers to the questions asked previously. He paid his compliments to the Chairman and the Board for giving Pavia University students the opportunity to attend the general meeting and welcomed all those present.

Shareholder Zola asked to speak.

He asked if the value of goodwill stated in the balance sheet had changed.

He pointed out that directors' compensation had risen from the Euro 232,000.00 resolved by the general meeting to more than Euro 10,000,000.00 and asked for the reason for this.

He asked whether it was true that institutional and government advertising is broadcast mainly on Mediaset channels. He also asked how much this advertising earned and how investments of this type are acquired.

He finally asked how much of the budget set aside for the remuneration and corporate governance committee had been applied.

Chairman Fedele Confalonieri answered all the questions.

He thanked shareholder Zambellini for his praise. He stressed that no one has a convincing explanation of the reasons for this crisis.

He reported that no negotiations were under way in Spain regarding new acquisitions: in Spain the crisis is more serious and the legislative framework is changing.

He said that vigilance was high. There was no interest in ITV or other UK channels and in any case the questions were price sensitive and could not therefore be answered.

He said that it was important to seize every opportunity, but the aim is to develop initiatives rather than pay goodwill.

The number of commercials and total advertising minutes is not increasing,

but decreasing.

So far as concerns litigation in progress, he provided the following clarifications.

On 7 July 2008 RTI filed a summons with the Court of Rome against companies YouTube LLC, YouTube Inc., Google Inc. and Google UK Ltd.

The suit was motivated by the illegal uploading - by unknown web users -, diffusion and commercial exploitation by the "YouTube" website of multiple sequences and clips from RTI's most successful programmes and broadcasts.

In fact, on 10 June 2008, 4,643 films owned by RTI were found on the YouTube site, totalling 19,526 minutes of transmission, equivalent to more than 325 hours or more than 13.5 days. Specifically, it was found that (as of 10 June 2008) each of the clips of RTI programmes viewable on the YouTube website - which, he reminded the meeting, represented merely an indicative list of the RTI television programmes which could be viewed on the YouTube website - was viewed a total of 107,349,692 (onehundredandsevenmillionthreehundredandfortyninethousandsixhundred andninetytwo) times.

In the light of all the factors examined, the economic damages suffered by RTI have been quantified in the amount of Euro 500,000,000 (fivehundredmillion). The first hearing will be held at the end of May 2009.

In a similar manner to the action taken against YouTube, the company also filed an urgent petition against RCS, asking the Court of Milan to prohibit the use of clips from "Grande Fratello" on the website Corriere.it.

The petition was upheld.

Negotiations are under way to regulate the use of our content on RCS websites.

He answered shareholder Staffa.

On the question regarding Mediaset Group financial derivatives, the chairman answered that, as indicated in the section of the financial statements regarding compliance with accounting principle IFRS7, Mediaset group has defined policies for the management of financial risks, aimed at

reducing its exposition to exchange, interest rate and liquidity risks.
These policies establish that financial derivatives operations can only be stipulated with the goal of covering a corporate financial risk; speculative operations are prohibited.
All current financial derivatives provide hedge risks connected with exchange or interest rates, or with stock options.
All financial derivative operations are stated at market value in the financial statements, in compliance with accounting principle IAS no. 39.
He then pointed out that the cost of television has risen by 0.8%, or less than inflation. Some costs cannot be reduced because they are linked to revenues and/or the use of content. The cost of labour in Italy, based on the same criteria as the previous year, has risen by 4.4%, of which more than 3.5% deriving from salary increases.
The level of motivation and satisfaction expressed by human resources is very good, also as a result of initiatives in recent years to encourage a better balance between professional and private spheres. At both the Milan and Rome sites, activities are provided in the areas of health care and well-being (medical centre, fitness centre, parapharmacy, etc.), social services and free time (childcare, travel agent, etc.).
He also pointed out that personnel turnover stands at less than 2% annually.
With regard to the question about trade union membership amongst group employees in 2008, the Chairman explained that 22.05% of the total workforce at 31 December 2008 (excluding the advertising and film areas) are trade union members.
There are 707 union members out of a total workforce of 3,205 (open-ended contracts, excluding managers and journalists).
The percentage membership in the various companies is as follows:
- Videotime: no. 342 out of 1,157 line managers and white collars, or 29.56%;
- RTI: no. 171 out of 1,344 line managers and white collars, or 12.72%;
- Elettronica Industriale: no. 184 out of 512 line managers and white

collars, or 35.94%;

- Media Shopping: no. 2 out of 20 line managers and white collars, or 10%
- Mediaset Spa: no. 8 out of 172 line managers and white collars, or 4.65%.

He said that at the present time there were no plans to acquire treasury shares, even for trading purposes (purchase and sale).

He then answered the questions asked by shareholder Rimbotti regarding the difference between the results reported in the Mediaset and consolidated financial statements. This reconciliation is given in the appropriate table on page 61 of the report on performance in the consolidated financial statements.

He clarified, also in response to shareholder Girelli, that in the first months of 2009 advertising revenue had contracted by about 12% in Italy, a result partially offset by the excellent performance of pay-to-view and other activities.

With regard to the trend of advertising revenue, he clarified that the change in print and TV share in 2008 against 2007 confirms the fact that television, in periods of lower investment in advertising, is preferred to other media as it is more effective, immediate and flexible.

He said that the result delivered by Publitalia is very significant, managing in a difficult year like 2008 to maintain turnover at the 2007 level, while the rest of the market, net of the company's performance, lost 4.3%.

The constant worsening of the economic situation, he said, was also having a negative effect on the early months of 2009.

The advertising market reflects this difficult contingent situation and all media report heavy losses.

At the start of this year, the performance of Publitalia continues to be much better than the market trend.

The reduction in the net result of Mediaset is presented in detail on pages 190, 191 and 192 of the financial statements of Mediaset spa.

The downturn in the result is nevertheless due, basically, to the reduction in dividends paid by RTI.

In answer to shareholder Zola.

With regard to goodwill, he clarified that note 6.3 to the consolidated financial statements presents changes in goodwill, reporting the increases for the year, which mainly refer to the acquisition of Taodue. As required by international accounting principles, these activities are not subject to systematic amortisation, but to an annual impairment test which in 2008 did not require any write-down.

To shareholder Zola, who asked for clarification regarding the compensation paid to the board of directors, pointing out that the total paid to directors is higher than the amount resolved by the 2006 general meeting for each year in the three-year period 2006-2008, the Chairman answered that the compensation paid to individual directors is reported, as required, in the table on page 247 in compliance with Consob requirements.

He confirmed that in 2008 the directors received, as directors, the amounts resolved by the general meeting for the functions they performed.

Directors Fedele Confalonieri, Pier Silvio Berlusconi and Giuliano Adreani, as a result of their executive duties, received additional compensation pursuant to article 2389 of the Italian civil code, with the approval of the board of statutory auditors.

The executive directors are also employees and/or directors of the company or group companies and as such receive compensation for their work, including bonuses and non-monetary benefits. Details are provided in the aforementioned table.

He finally clarified that Italian government ministry investments represent only 0.16% of the company's turnover.

During the year there was no application of any amount set aside for each budget/committee.

At the end of the discussion, the Chairman invited shareholders to vote on the proposed resolution using the televoter.

He advised the meeting that no. 409 shareholders or proxies were in attendance at the start of voting, representing no. 611,644,700 shares or 51.78% of the share capital.

The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.

At 11:24 the Chairman called for votes to be cast.

The Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 589,722,555 votes in favour and no. 21,942,145 abstentions.

The Chairman then introduced **Item 2**: **Approval of the distribution of operating profit; pertinent resolutions** and proposed the following resolution on **item 2**, in line with that contained in the board of directors' report to the general meeting.

"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2008 financial statements,

resolves

- to distribute the profit for the year of Euro 342,478,809.80 (threehundredandfortytwomillionfourhundredandseventyeightthousandeight hundredandninepointeightzero) to the shareholders in the form of a dividend of Euro 0.38 (zeropointthreeeight) for each share, before withholdings pursuant to the law, by means of the application of the available profit of Euro 342,478,809.80 (threehundredandfortytwomillionfourhundredandseventyeightthousandeight hundredandninepointeightzero) and part of the extraordinary reserve, excluding treasury shares held at 15 May 2009.

For your information, we remind you that with reference to outstanding shares at 17 March 2009 - no. 1,181,227,564 (onebilliononehundredandeightyonemilliontwohundredandtwentyseventhous andfivehundredandsixtyfour) shares less 44,825,500 (fortyfourmillionsevenhundredandsixtyfivethousandfivehundred) treasury shares - the dividend would amount to a total of Euro 431,832,784.32 (fourhundredandthirtyonemillioneighthundredandthirtytwothousandsevenhu ndredandeightyfourpointthreetwo), requiring the application of all the available profit and part of the extraordinary reserve;

- to pay the dividend as of next **21 May 2009**, through the authorised brokers with whom the shares are registered in the "Sistema Monte Titoli". From **18 May 2009**, the shares will be traded on the ex dividend market".

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.

He advised the meeting that no. 409 shareholders or proxies were in attendance at the start of voting, representing no. 611,664,700 shares or 51.78% of the share capital.

The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.

At 11:29 the Chairman called for votes to be cast.

The Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 611,647,100 votes in favour, no. 12,000 votes against and no. 5,600 abstentions.

The Chairman then introduced the business under **letter B** on the agenda: **Appointment of the Board of Directors after establishing the number of members and their term of office; compensation** and reminded the meeting that the subject was discussed on page 209 of the shareholder information pack.

Item 3: Definition of the number of members of the board of directors

He reminded the meeting that pursuant to article 17 of the bylaws, the board could be formed of between 5 and 21 members.

With regard to the definition of the number of members in the board of directors, he informed the meeting that the majority shareholder Fininvest Spa had transmitted the following proposed resolution to the chairman's office:

"The general meeting

resolves

to entrust the management of the company to a board of directors composed of 15 members."

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.

He advised the meeting that no. 409 shareholders or proxies were in attendance at the start of voting, representing no. 611,664,700 shares or 51.78% of the share capital.

The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.

At 11:31 the Chairman called for votes to be cast.

The Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 611,464,600 votes in favour and no. 18,100 abstentions.

The Chairman then introduced the business under **Item 4: Definition of term in office.**

He informed the meeting that pursuant to article 17 of the bylaws the general meeting defines the term in office of the members of the board of directors in accordance with the time limits established by law.

With regard to the definition of the term in office of the members of the board of directors, he informed the meeting that the majority shareholder Fininvest Spa had transmitted the following proposed resolution to the chairman's office:

"The general meeting

resolves

to define the term in office of the board of directors in three years and in any case until the date of the general meeting called to approve the financial statements at 31 December 2011."

The Chairman asked for comments.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.

He advised the meeting that no. 409 shareholders or proxies were in attendance at the start of voting, representing no. 611,664,700 shares or 51.78% of the share capital.

At 11:34 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The proposed resolution was approved by majority, with no. 611,657,100 votes in favour, no. 2,000 votes against and no. 5,600 abstentions.
The Chairman then introduced the business under **Item 5: Definition of the directors' compensation.**
With regard to the definition of the directors' compensation, he informed the meeting that the majority shareholder Fininvest Spa had transmitted the following proposed resolution to the chairman's office:
"The general meeting

resolves

to define the gross annual emolument payable to the board of directors in Euro **248,000.00**, as follows:
. Euro **24,000.00** to the chairman
. Euro **16,000.00** to the other directors
with the faculty to draw said amount during the year, also in several instalments;
- to grant the directors an attendance fee of Euro **1,000** gross - increased by **50%** in the case of the chairman - for attending each meeting both of the board of directors and the committees nominated by the board".
The Chairman asked for comments.
As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.
He advised the meeting that no. 409 shareholders or proxies were in attendance at the start of voting, representing no. 611,664,700 shares or 51.78% of the share capital.
At 11:36 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The proposed resolution was approved by majority, with no. 611,512,504 votes in favour, no. 144,591 votes against and no. 7,605 abstentions.
The Chairman then introduced the business under **Item 6: Appointment of the board of directors.**

The appointment of the board of directors is regulated by the law and article 17 of the company bylaws. Specifically:

- the adoption of list voting grants the right to present lists only to shareholders who alone or in conjunction with other shareholders represent at least **1.5**% of the share capital, as established by Consob resolution no. **16779**, **27 January 2009**;
- the lists must be lodged at the Company's registered office at least 15 days before the date set for the general meeting at first call;

Pursuant to the above provisions, on **6 April 2009** the list presented by relative majority shareholder Fininvest S.p.a. was lodged.

In compliance with current legislation and the bylaws, the following were lodged for each candidate on the list:

- CVs containing information on the personal and professional characteristics of each candidate;
- a declaration that there is no cause why they cannot be elected, nor any legal impediment to their serving on the board of directors, and that they satisfy any requirements stipulated by the law, regulations or the company bylaws for members of the board of directors;
- certification where necessary of fitness to act in an independent capacity pursuant to the law as its stands.

The list and documentation required were made available for public consultation at the Company's registered office and Borsa Italiana S.p.a., and published on the corporate website within the legal term. They are also available for consultation by shareholders who wish to examine them and are attached to the minutes of this meeting to form an integral part of same (annex -E-).

The Chairman reminded the meeting that pursuant to article 17, clause 6 of the company bylaws, the top-ranking candidate elected in the list that received most votes would be eligible to be chairman of the board of directors.

The Chairman invited Emanuela Bianchi to read out the list of candidates for the office of member of the board of directors and the information sheet

regarding the identity of the shareholder.
Emanuela Bianchi read out said documentation.
The Chairman asked for comments.
Shareholder Rimbotti complained that he had not received the list and asked to know the curriculum vitae of the new director Niccolò Querci.
Emanuela Bianchi confirmed that the list and documentation required had been made available for public consultation at the Company's registered office and Borsa Italiana S.p.a., and published on the corporate website within the legal term, and read out the curriculum vitae which was already available for consultation by the attendees.
As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned List by means of the televoter.
He advised the meeting that no. 410 shareholders or proxies were in attendance at the start of voting, representing no. 618,859,052 shares or 52.39% of the share capital (annex -F-).
At 11:43 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The following candidates were elected to be members of the board of directors:

1. Fedele Confalonieri;
2. Pier Silvio Berlusconi;
3. Giuliano Adreani;
4. Mauro Crippa;
5. Marco Giordani;
6. Gina Nieri;
7. Niccolo' Querci;
8. Marina Berlusconi;
9. Pasquale Cannatelli;
10. Bruno Ermolli;
11. Alfredo Messina;
12. Paolo Andrea Colombo;
13. Carlo Secchi;

14. Attilio Ventura;

15. Luigi Fausti.

The list received no. 566,281,745 votes in favour, no. 51,914,288 votes against and no. 663,019 abstentions.

He reminded the meeting that pursuant to article 17, clause 6 of the company bylaws, the top-ranking candidate elected in the list which received most votes would be eligible to be chairman of the board of directors.

Fedele Confalonieri took note of his confirmation as chairman for the next three years and thanked the meeting for the confidence expressed in him.

The Chairman then introduced the business under **Letter C** on the agenda: **Proposal to establish a compensation plan pursuant to article 114 bis of the Financial Consolidation act** and reminded the meeting that the subject was discussed on page 209 of the shareholder information pack.

Item 7: Proposal to establish a stock option plan; pertinent resolutions.

He informed the meeting that the information document regarding the establishment of a compensation plan prepared pursuant to article 84-bis of Consob issue rules was published within the legal term by being transmitted to Borsa Italiana, to at least two press agencies and concurrently to Consob.

The Chairman then proposed the following resolution on item 7, in line with that contained in the board of directors' report to the general meeting.

"The General Meeting, believing it appropriate to promote the creation of a stock option plan, for the purposes of encouraging the loyalty of the beneficiaries of the Plan by allowing them to participate in the value created by the company, in view of the report presented by the board of directors,

resolves

1. to approve the establishment of a stock option plan regarding the company's own shares, for a period of three years, starting in 2009, addressed to the directors and employees of the company (managers, journalists, directors of business units and similar) and to the collaborators of the company and its subsidiaries, who will be identified by the board of

directors from the key people who perform important functions as regards the achievement of the Group's strategic results, with the characteristics described;

2. to entrust the management of the 2009/2011 stock option plan to the board of directors; the board is granted the broadest possible powers to identify the participants, establish performance objectives, assign rights of option and implement all aspects of the plan, in compliance with the aforementioned characteristics. The board will define regulations for the implementation of the stock option plan."

Shareholder Stefano Tronconi asked for a review of the criteria used to establish the exercise price for the new stock option plan. He believes that allocating new options based on the current market price makes a laughing stock of shareholders who bought shares on the market in past years at full price and risk.

Furthermore, it is not consistent with the goal of rewarding directors and managers who achieve not ordinary, but "superior" results in terms of company performance.

He said he believes that the excessively low exercise price is nothing more than a gift made to a few people who have no need for charity as they are already well remunerated; a price for the new stock options under Euro 8 over 3 years is not, in his view, acceptable.

Finally, he expressed his hope that the stock options would be linked to explicit result targets approved a priori by shareholders.

Francesco Staffa said that he would vote in favour (he usually abstains).

Shareholder Radaelli asked if it was possible to lock the stock options in until six months after the termination of relations with the company.

The Chairman replied.

To shareholder Staffa, he clarified that the stock options are locked in for 3 years.

To shareholder Tronconi he answered that his were more considerations than questions.

He said there was no doubt that in the past Mediaset had not been a party

to distortions in the use of stock options. Stock options are a useful tool to encourage loyalty in which the company believes.

He said that he agreed with criticisms of managers who move from one company to another. Loyalty to the company is a value.

He told the meeting that details were given for past years on page 249, including the various exercise prices of the stock options granted. The criteria for fixing the price necessarily take account of the laws of the market.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.

He advised the meeting that no. 410 shareholders or proxies were in attendance at the start of voting, representing no. 618,859,052 shares or 52.39% of the share capital.

The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.

At 12:02 the Chairman called for votes to be cast.

The Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 616,745,681 votes in favour, no. 2,107,171 votes against and no. 6,200 abstentions.

The Chairman then introduced the business under **letter D** on the agenda: **Authorisation for the board of directors to purchase and sell the company's own shares** and reminded the meeting that the subject was discussed on page 219 of the shareholder information pack.

Item 8: Authorisation for the board of directors to purchase and sell the company's own shares, also for the purposes of stock option plans; pertinent resolutions.

The Chairman proposed the following resolution on item 8, in line with that contained in the board of director's report to the general meeting:

"The general meeting accepts the proposal formulated by the board of directors and

resolves

- to grant the Board of Directors the authority to purchase, also through the

negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Financial Statements at 31 December 2009, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last duly approved financial statements.

The purchase operations will be performed as follows:

i) the purchases for the implementation of the stock option plans for 2003/2005, for 2006/2008 and for 2009/2011 shall be made on the stock exchange on which the shares are listed, in the manner indicated in article 144-bis, letters b) and c) of the Issuer Rules, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the stock exchange sitting prior to each individual operation. Said parameters are thought to be adequate to identify the range of values within which the purchase is of interest to the company;

ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Issuer Rules, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company.

The purchase operations will be performed in compliance with article 2357 and subsequent of the Italian Civil Code, article 132 of legislative decree 58/98, article 144-bis of the Consob regulation enacting legislative decree no. 58, February 24, 1998 on the regulation of issuers ("Issuer Rules") and all other applicable rules and regulations, including those pursuant to directive 2003/6 and the relative EU and national implementation rules;

- to confirm the authorisation granted to the board of directors, in

compliance with the provisions of the law, with regulations applicable from time to time, with the regulations issued by the Italian Stock Exchange and with community directives, to:

A) transfer treasury shares, purchased on the basis of this resolution or in any case already in the company's portfolio of shares, to employees of the company, its subsidiaries and the controlling company, against the exercise by same of their options to purchase the shares granted to them, all at the prices, terms and in the manner provided by the regulations regarding each stock option plan for 2003/2005, for 2006/2008 and for 2009/2011. The authorisation indicated in this point is granted for the time limit fixed by the stock option plans;

B) to transfer the shares purchased on the basis of this resolution, or in any case already in the company's portfolio, in the following alternative ways:

i) by means of cash operations; in this case, the sales will be performed on the stock exchange on which the shares are listed and/or outside the stock exchange, at a price representing no less than 90% of the reference price recorded by the shares during the stock exchange session prior to each individual operation;

ii) by means of exchanges, swaps, contributions or other provisions in the framework of industrial projects or extraordinary finance operations. In this case the economic terms of the transfer operation, including the valuation of the shares being exchanged, will be determined, with the support of independent experts, based on the nature and the characteristics of the operation, also in consideration of the market trend of Mediaset shares.

The authorisation pursuant to point b) above is granted for a period of no longer than 18 months from the date of the resolution."

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder Zambellini proposed not specifying a duration of 18 months.

Director Marco Giordani answered that it is a limit established by law.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution by means of the televoter.

He advised the meeting that no. 410 shareholders or proxies were in attendance at the start of voting, representing no. 618,859,052 shares or 52.39% of the share capital.
The Chairman reminded the meeting that voters could check their votes both on the screen and at the desk set up for this purpose.
At 12:09 the Chairman called for votes to be cast.
The Chairman called an end to voting and announced the results.
The proposed resolution was approved by majority, with no. 618,822,947 votes in favour, no. 28,000 votes against and no. 8,105 abstentions.
The list of attendees and all voting shareholders, with the number of shares represented, are attached to these minutes under letter -G-.
Documentation regarding the results of each vote is attached under letter -H-.
Votes against and abstentions were checked with the electronic system.
After which, as there were no more items on the agenda and as no one asked to speak, the Chairman declared the meeting closed at 12:10 pm.
The person before me waived the reading out of the attachments.
Written in part by a trusted person using an electronic system and in part by myself on ten sheets totalling forty sides, this document was read out by me to the party and signed at 3:40 pm.
FEDELE CONFALONIERI
ARRIGO ROVEDA seal

12g3-2(b)

GRUPPO MEDIASET

Madrid, 7th May 2009

Today Telecinco our controlled company has disclosed the following press release

Q1'09 Financial Results

TELECINCO, THE MOST PROFITABLE MEDIA BUSINESS IN SPAIN WITH A NET PROFIT OF €29.26 MILLION,

- **In the January-March period, Telecinco has again reached the top position in the most important time slot of the television market – prime time – with a 17.5% share. Telecinco is also leading prime time ratings in April (17.1%), with its news programme Informativos Telecinco 21:00 snatching the first position from Monday through to Sunday**
- **Telecinco reported a profit at the end of a challenging first quarter which saw the television industry's extreme weakness**
- **The channel, having managed to considerably reduce its costs on the same quarter of 2008 (-11.5%), obtained an adjusted EBITDA of €45.98 million (a 28.8% margin on net revenues) and an EBIT of €43.65 million (a 27.3% margin on net revenues)**
- **These solid operating margins and the company's strong financial position, as well as its virtual absence of debt and access to credit facilities, confirm Telecinco's ability to maintain its business development despite the widespread crisis**

A net profit of €29.26 million positions Telecinco as the most profitable media business in Spain in the first quarter of the year, with profits four times greater than its nearest competitor. The successful business strategy followed by managers at the channel has allowed Telecinco to close this challenging quarter in the black. The drop in advertising investment in the period is clear evidence of the extent of the crisis in the audiovisual sector.

Despite difficult economic conditions – a drop in the price of advertising (dragged down by public television channels), audience fragmentation, inflation of costs caused by market operators looking for a greater audience share at any

price, and the obligatory financing of another sector with 5% of revenues earned – Telecinco's net profit figure confirms once again the channel as one of the most profitable in Europe.

In the first three months of 2009, Telecinco reduced its **total operating costs** by **11.5%**, a significant reduction due mainly to the cost-saving adjustments that have been carried out by the channel since the beginning of the crisis. This strategy, along with the work carried out by Grupo Publiespaña in the channel's advertising area, has allowed Telecinco to achieve an adjusted **EBITDA** of **€45.98 million (a 28.8% margin on net revenues)** and an **EBIT** of **€43.65 million (a 27.3% margin on net revenues).**

These **solid operating margins**, a **virtual absence of debt** and **access to credit facilities** on good market terms confirm Telecinco's ability to maintain its business development despite the widespread crisis.

In fact, Telecinco achieved a significant margin over its nearest competitor in terms of television operations – a positive difference of more than 7% in net revenues, 137% in EBITDA and 276% in net profit, all while reducing total costs by 13%.

Grupo Publiespaña maintains its market leadership, contributing €151.91 million in gross advertising revenues to Telecinco's results.

Telecinco registered **total gross advertising revenues** of **€151.91 million** during the first quarter of 2009, while net **advertising revenues** reached **€145.19 million.**

These figures demonstrate Grupo Publiespaña's ability to both maintain its power ratio – a measure of a media company's advertising revenue performance in comparison to its audience share – at **1.68** (compared with 1.7 in the same period of 2008), and position itself again as the leading player in the Spanish advertising market.

As a result, **total net revenues** – which include television advertising turnover, as well as advertising revenues from other media platforms marketed by Publimedia Gestión (internet, teletext and themed and digital channels) and proceeds from the commercial area (merchandising, rights sales, SMS, etc.) – rise to **€159.67 million.**

Telecinco leads in the prime time slot for the first quarter and April

With regards to audience shares, Telecinco has again ended the first quarter of 2009 as the most watched channel in the most important slot of the television market –prime time. With a 17.5% share, Telecinco has again been the channel of choice for viewers in this time slot concentrating the highest advertising potential, due to an offering which has managed to create a 0.3 point lead over TVE 1 (17.2%), a 3 point lead over the group of regional television channels (14.5%), a 3.7 point lead over Antena 3 (13.8%), an 8.2 point lead over Cuatro (9.3%) and a 10 point lead over La Sexta (7.5%).

Telecinco's leadership position in the prime time slot has seen itself repeated in April (17.1%), when Informativos Telecinco 21:00 became the most watched news programme from Monday to Sunday (18.3%).

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

12g3-2(b)

MEDIASET

ANNUAL INFORMATION DOCUMENTS – Pursuant to Art. 54 Reg. Consob n. 11971/1999

Informations available on NIS (Network Information System) and on "www.mediaset.it" web site

Date	Type	NIS			WEB SITE
		Price Sensitive	No Price Sensitive	Document	
16/04/2008	Comunicato stampa (ITA) Gruppo Mediaset - Approvazione bilancio 2007; Press release (ENG) Shareholders meeting – Mediaset approves annual report for 2007	X			X
16/04/2008	Comunicato stampa (ITA) Mediaset S.p.A. – Inserzione su quotidiani deposito bilancio 2007 e pagamento dividendo; Press release (ENG) Mediaset S.p.A. – Financial Statement at December 31, 2007 and payment of dividend for fiscal 2007		X		X
16/04/2008	Documento: (ITA) Mediaset S.p.A. – Bilancio civilistico e consolidato al 31.12.2007; (ENG) Mediaset S.p.A. - 2007 Annual Report			X	X
24/04/2008	Documento: (ITA) Mediaset S.p.A. Documento di informazione annuale (ex art. 54 Reg. Emittenti Consob); (ENG) Mediaset S.p.A. Annual informations documents (pursuant to article 54 Reg. 11971/99)			X	X
29/04/2008	Documento: (ITA) Mediaset S.p.A. – verbale assemblea del 16 aprile 2008			X	X
08/05/2008	Comunicato stampa (ITA) Gestevision Telecinco S.A. - risultati primo trimestre 2008; Press release (ENG) Gestevision Telecinco S.A. - First quarter 2008 financial results	X			X
08/05/2008	Documento: (ITA) Mediaset S.p.A. – Statuto approvato dall'assemblea del 16 aprile 2008; (ENG) Mediaset S.p.A. - By-laws (Extraordinary General Meeting of 16 april 2008)			X	X
09/05/2008	Documento: (ENG) Mediaset S.p.A. – Minute of Shereholders General Meeting			X	X

MEDIASET

12/05/2008	Comunicato stampa (ITA) Mediaset S.p.A. - Inserzione su quotidiani deposito Resoconto intermedio di gestione al 31 marzo 2008		X		X
13/05/2008	Press release (ENG) Mediaset S.p.A. – Notice of publishing Quarterly report to march 31, 2008		X		X
13/05/2008	Comunicato stampa (ITA) Mediaset S.p.A. – approvati risultati 1° trimestre 2008; Press release (ENG) Mediaset S.p.A. - Approval for the results of the first quarter of 2008	X			X
13/05/2008	Documento: (ENG) Mediaset S.p.A.: Analyst Presentation – Risultati primo trimestre 2008			X	X
13/05/2008	Documento: (ITA) Mediaset S.p.A. – Resoconto intermedio di gestione al 31.03.2008			X	X
14/05/2008	Documento: (ENG) Mediaset S.p.A. - Quarterly Report - First Quarter 2008			X	X
11/06/2008	Comunicato stampa: Gruppo Mediaset – Telecinco ricavi pubblicitari primi 5 mesi 2008; Press release (ENG) Mediaset Group: Telecinco advertising revenues	X			X
23/06/2008	Comunicato stampa (ITA) Mediaset S.p.A. - approvato il piano di stock option 2008; Press release (ENG) Mediaset S.p.A. - Approves 2008 stock option plan	X			X
18/07/2009	Comunicato stampa (ITA) Gestevision Telecinco S.A. – previsione fatturato pubblicitario primo semestre 2008; Press release (ENG) Gestevision Telecinco S.A. – Advertising revenues 2008 half year foresee	X			X
31/07/2008	Comunicato stampa (ITA) Mediaset S.p.A. – Telecinco risultati finanziari del primo semestre 2008; Press release (ENG) Mediaset S.p.A. – Telecinco financial results for the first half of 2008	X			X
31/07/2008	Comunicato stampa (ITA) Mediaset S.p.A. – approvati i risultati del primo semestre 2008; Press release (ENG) Mediaset S.p.A. – approval for the results of the first half of 2008	X			X
31/07/2008	Documento: (ENG) Mediaset S.p.A.: Analyst Presentation – 2008 first half results			X	X

MEDIASET

31/07/2008	Comunicato stampa Gruppo Mediaset - Gestevision Telecinco stock option; Press release (ENG) Mediaset Group stock option Gestevision Telecinco	X			
05/08/2008	Comunicato stampa (ITA) Mediaset S.p.A. – inserzione su quotidiani deposito Relazione semestrale 2008; Press release (ENG) Mediaset S.p.A. – Notice of publishing Half Year Report 2008		X		X
11/08/2008	Documento: (ITA) Mediaset S.p.A. relazione finanziaria semestrale 2008; (ENG) Mediaset Group 2008 first half report			X	X
11/08/2008	Documento: (ITA) Mediaset S.p.A. relazione società di revisione sulla semestrale 2008			X	X
03/10/2008	Comunicato stampa (ITA) Gestevision Telecinco SA - Comitato Audit; Press release (ENG) Gestevision Telecinco SA - Audit Committee	X			X
30/10/2008	Comunicato stampa (ITA) Telecinco risultato primi 9 mesi 2008; Press Release (ENG) Telecinco resulte first 9 months	X			X
10/11/2008	Comunicato stampa (ITA) Mediaset S.p.A. - Inserzione su quotidiani deposito Resoconto intermedio di gestione al 30 settembre 2008 - Press release (ENG) Mediaset S.p.A. - Notice of publishing quarterly report to september 30, 2008		X		X
11/11/2008	Comunicato stampa (ITA) Mediaset SpA - approvati i risultati primi nove mesi 2008 – Press release (ENG) Mediaset SpA - Approval for the results of the first 9 months 2008	X			X
11/11/2008	Press release (ENG) Mediaset SpA - Approval for the results of the first 9 months of 2008 (N.B.: Sostituisce il precedente – Replace the former one)	X			X
11/11/2008	Documento: (ENG) Mediaset S.p.A.: Analyst Presentation – risultati 3° trimestre 2008			X	X
13/11/2008	Documento: (ITA) Mediaset S.p.A. - Resoconto intermedio di gestione al 30 settembre 2008 – (ENG) Mediaset S.p.A. - Quarterly report third quarter 2008			X	X
23/12/2008	Comunicato stampa (ITA) Mediaset S.p.A. – calendario riunioni istituzionali anno 2009; Press release (ENG) Mediaset S.p.A. –	X			X

MEDIASET

	calendar of meetings 2009				
26/02/2009	Comunicato stampa (ITA) Risultati 2008 Telecinco; Press release (ENG) 2008 Telecinco results	X			X
26/02/2009	Comunicato stampa (ITA) Telecinco – proposte del Consiglio di Amministrazione; Press release (ENG) Telecinco – Board of Directors resolutions	X			X
03/03/2009	Comunicato stampa: Gestevision Telecinco S.A. - informazioni assetti proprietari	X			
17/03/2009	Comunicato stampa (ITA) Mediaset S.p.A. - approvazione Bilancio 2008; Press release (ENG) Mediaset S.p.A. - Approval for 2008 results	X			X
18/03/2009	Documento: (ENG) Mediaset S.p.A.: Analyst Presentation - risultati 2008			X	X
18/03/2009	Comunicato stampa (ITA) Mediaset S.p.A. – Inserzione su quotidiano convocazione assemblea 2008; Press release (ENG) Mediaset S.p.A. Notice of convocation of the General Shareholders Meeting		X		X
01/04/2009	Comunicato stampa (ITA) Mediaset S.p.A. – Inserzione su quotidiano avvenuto deposito bilancio al 31.12.2008; Press release (ENG) Mediaset S.p.A. – Financial Statements as of 31 december 2008		X		X
01/04/2009	Documento: (ITA) Mediaset S.p.A. - Progetto di bilancio civilistico e consolidato al 31.12.2008; (ENG) Mediaset S.p.A. - Draft company annual financial stetements and consolidated annual financial statements			X	X
01/04/2009	Documento: (ITA) Mediaset S.p.A. - Relazione illustrativa CdA all'assemblea; (ENG) Mediaset S.p.A. – Report of the Board of Directors			X	X
01/04/2009	Documento: (ITA) Mediaset S.p.A. – Relazione Annuale sulla Corporate Governance; (ENG) Mediaset S.p.A. – Corporate Governance Annual Report			X	X
01/04/2009	Comunicato stampa (ITA) Mediaset S.p.A. – Documento informativo ai sensi dell'art. 84-bis Regolamento Emittenti	X			X

MEDIASET

	CONSOB; Press release (ENG) Information document ex art. 84 bis CONSOB Issuers Regulation				
02/04/2009	Comunicato stampa (ITA) Mediaset S.p.A. – pubblicazione della Relazione annuale del C.d.A. sulla Corporate Governance – Press release (ENG) Publish Annual Report on Corporate Governance	X			X
06/04/2009	Documento: (ITA) Mediaset S.p.A. Lista nomina Consiglio di Amministrazione			X	X
15/04/2009	Comunicato stampa (ITA) Mediaset S.p.A. - Inserzione su quotidiano rinvio assemblea in seconda convocazione; Press release (ENG) Mediaset S.p.A. – General Shareholders' Meeting		X		X
21/04/2009	Comunicato stampa (ITA) Mediaset S.p.A.: inserzione su quotidiano deposito bilancio 2008 e pagamento dividendo – Press release (ENG) Mediaset S.p.A. - financial statements at December 31, payment of dividend for fiscal 2008		X		X

Internal Dealing - Informations available on NIS and on "www.mediaset.it" web site

		NIS			
Date	**Full name**	**Price sensitive**	**No Price Sensitive**	**Document**	**WEB SITE**
22/05/2008	Fedele Confalonieri	X			X
22/05/2008	Mauro Crippa	X			X
13/06/2008	Fedele Confalonieri	X			X
20/06/2008	Marina Berlusconi	X			X

MEDIASET

01/07/2008	Fedele Confalonieri	X			X
13/10/2008	Marina Berlusconi	X			X
13/10/2008	Giuliano Adreani	X			X

12g3-2(b)

GRUPPO MEDIASET

Press Release

Mediaset Board Meeting 12 May 2009

BOARD APPROVES RESULTS FOR THE FIRST QUARTER OF 2009

Consolidated Results

Net revenues: €967.2 million
Operating profit: €139.3 million
Net profit: €60.0 million

Italy

Net revenues: €807.8 million
Net profit: €47.4 million
Television costs: -1.8%

Canale 5 Italy's undisputed leader
Ratings: Mediaset confirm leadership in the 15-64 age range

Mediaset Premium Pay-TV Revenues: + 63.7%

Spain

Net revenues: €159.7 million
Net profit: €29.3 million
Operating profitability: 27.3%
Ratings: Telecinco Spain's leading prime-time channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the company's report on the first quarter of 2009.

The Group's results for the first three months of the year have been affected by a worsening, especially in Spain, of the deep recessionary phase that began to hit the global economy at the end of 2008, leading to a marked decline in advertising investments in the company's two principal markets.

In this context, and compared with its competitors, the Group has contained the downturn in advertising and has consolidated its market share while also maintaining leadership in ratings in the commercial target and, with Canale 5, becoming Italy's most popular channel in the guarantee period.

Strenuous efforts to control television costs and the excellent performance of Mediaset Premium have also made it possible, particularly in Italy, to dampen the negative impact on margins of the fall in advertising revenues.

GRUPPO MEDIASET

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first three months of 2009 can be summarised as follows:

- the Mediaset Group's **consolidated net revenues grew** came to **€967.2 million**, a 12.0% fall compared with the €1,098.9 million in the first quarter of 2008.
- **EBIT** amounted to **€139.3 million** compared with the €255.8 million of the same period of the previous year.
- **operating profitability** was **14.4%**, compared with 23.3% in Q1 2008.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€113.9 million**, compared with €231.0 million in the first quarter of 2008.
- **net profit** attributable to the Group came to **€60.0 million**, compared with €121.0 million in the first quarter of the previous year.
- the Group's **net financial position** went from -€1,371.7 million on 31 December 2008 to **-€1,256.3 million** on 31 March 2009.
- In the first three months of the year **net cash generation** amounted to **€122.5 million**, compared with €279.9 million of the same period of the previous year.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first quarter of 2009 **consolidated net revenues** amounted to **€807.8 million, a fall of -5.0%** on the €850.5 million of the same period of the previous year.

  Gross television advertising revenues came to **€645.7 million**, a fall of -13% on the €742.1 million first quarter of 2008.
  According to Nielsen figures for the first two months of the year, advertising sales for Mediaset channels showed a markedly less severe slowdown compared to both the overall advertising market (-22.2%) and the television advertising market (-23.1%), excluding, in both cases, Mediaset's contribution.

  Mediaset Premium revenues: Pay-TV revenues (card sales, re-charges and Easy Pay) reached **€72.2 million, an increase of 63.7%** on the €44.1 million of the first three months of 2008.
  As of 31 March 2009, there were around 3.3 million active cards, compared with 2.9 million on 31 December 2008.

- **EBIT** amounted to **€95.6 million** compared with €137.9 million in Q1 2008.

- Total television costs in the period **fell by 1.8%** compared with the first quarter of 2008, confirming the effectiveness of efficiency policies that have not impacted of the richness of the schedule or the ratings of Mediaset's channels.

GRUPPO MEDIASET

- **Net profit** came to **€47.4 million**, compared with €80.5 million in the first quarter of 2008.

TV ratings: in the first three months of the year Mediaset channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target). Indeed, during the period, Mediaset recorded a **42.0% share in prime time** and **42.1% in the 24 hours**.
Canale 5, as well as being Italy's most popular prime time channel in the guarantee period with **22,9%** (11 January-31 March) is also the most watched channel in commercial target with **24.8% in prime time** and **23.7%** in the **24 hours**.

Spain

- In the first three months of 2009 **consolidated net revenues** generated by the Telecinco Group came to **€159.7 million**, compared with the €249.0 million of the same period of the previous year. This result was clearly impacted by the national and international economic and financial downturn.

- Also as a result of effective overall cost controls **(-11.5%)**, **EBIT** for the period amounted to **€43.7 million**, compared with €117.9 million of 2008.

- **Operating profitability** came to **27.3%** (47.4% in the first quarter of 2008).

- **Pre-tax profit** amounted to **€32.1 million**, compared with €110.2 million of 2008.

- **Net profit** for the period came to **€29.3 million**, compared with €81.5 million in the first three months of 2008.

- **TV ratings:** Telecinco consolidated its position as Spain's absolute leader with a prime time share of **17.5%.**

GRUPPO MEDIASET

FORECAST FOR THE YEAR

The macro economic scenario continues to be characterised at a global level by great uncertainty with regard to the length and intensity of the current recessionary phase. Consequently there is an ongoing and widespread tendency for operators to make drastic reductions in or to postpone their advertising investments.

Such conditions will continue to impact particularly the Spanish market. In Italy meanwhile, in a context that remains in any case extremely difficult, current evidence suggests that the downturn in the advertising market may gradually level off over the coming months. In particular, in the second half of the year, which will be compared to the more critical situation of the previous year, advertising revenues could see a much less marked downturn that that recorded in the first months.

Nevertheless, even taking account of the differences between the two principal markets for the Group, the indications already given at the end of last year of a reduction in advertising revenues is confirmed. This reduction will consequently result in lower levels of operating profit and consolidated net profit compared with the previous year.

The scale of the downturn will be contained by an ongoing policy of rigorous controls on television costs, while also avoiding to undermine the achievement of the ratings targets of both the Mediaset channels and Telecinco, which both, at the end of the first four months, have consolidated their leadership in the time bands with the highest ratings in the commercial target.
Canale 5, in particular, confirmed its position as Italy's leading channel in prime time across the whole audience during the guarantee period (11 January-30 April).

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 12 May 2009

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

Highlights from the consolidated income statement (*)

in €m

2008		Cumulative to 31 March 2009	2008
4,251.8	**Consolidated net revenues**	**967.2**	**1,098.9**
519.1	Labour costs	131.6	128.0
1,588.1	Procurement, services and other costs	401.8	426.0
2,107.2	**Operating costs**	**533.4**	**554.0**
2,144.7	**Gross operating profit**	**433.8**	**544.9**
984.5	Amortisation of rights	259.0	257.6
175.6	Other amortisation and depreciations	35.4	31.5
1,160.1	**Amortisation and depreciations**	**294.5**	**289.1**
984.6	**Operating profit**	**139.3**	**255.8**
-	(Losses)/gains from equity disposals	-	-
984.6	**EBIT**	**139.3**	**255.8**
(82.5)	Financial income /(charges)	(14.5)	(16.6)
(209.1)	Income/(charges) from investments	(10.9)	(8.2)
693.0	**Profit before taxation**	**113.9**	**231.0**
(127.6)	Income taxes	(36.3)	(69.8)
565.4	**Net profit from operations**	**77.6**	**161.2**
-	(Net profit from discontinued activities)	-	-
(106.3)	(Minority interest (profit)/loss	(17.6)	(40.2)
459.0	**Profit for the Mediaset Group**	**60.0**	**121.0**

Highlights from the consolidated balance sheet (*)

in €m

	31/03/2009	31/12/2008
Television rights	2,415.8	2,396.1
Goodwill and consolidation differences	513.4	513.4
Other tangible/intangible assets	1,041.9	1,051.9
Financial assets	348.6	361.6
Net working capital & other assets/liabilities	(134.5)	(92.1)
Severance indemnity reserve	(100.6)	(103.4)
Net invested capital	**4,084.5**	**4,127.5**
Net Group assets	2,541.1	2,482.4
Shareholders' equity and minority interest	287.2	273.4
Net assets	**2,828.3**	**2,755.8**
Net financial position	**(1,256.3)**	**(1,371.7)**

(*) *The reclassified figures in the report are not subject to certification by the external auditors*

MEDIASET



1Q 2009 Results Presentation

12 May 2009

MEDIASET



Broadcasting

12g3-2(b)

MEDIASET 2009 1Q | Total Audience

TOTAL AUDIENCE (Jan-Mar) *	Δ vs. 2008
Individuals	+5.3%
15-64 years	+5.6%

1Q TV CONSUMPTION (2000-2009)
Average Daily minutes (Individuals)



257
260
258
269
271
266
273
256
256
270
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

* Average daily audience

12g3-2(b)

MEDIASET 2009 1Q | Audience Share


24 Hours
Prime Time (20.30-22.30)
INDIVIDUALS
Rai
40.2%
41.5%
MEDIASET
40.2%
40.8%
COMMERCIAL TARGET
(15-64 Years)
Rai
35.4%
38.3%
MEDIASET
42.8%
42.9%

Source: Auditel excl. SanRemo (11/01 – 31/03)

12g3-2(b)

MEDIASET 2009 1Q | Audience Trend

… 5 grew both in Prime Time and Day Time

Prime Time	INDIVIDUALS	Δ vs. 1Q2008	COMMERCIAL TARGET	Δ vs. 1Q2008
5	**22.9**	**+0.6**	**25.3**	**+0.8**
Rai Uno	22.0	+0.2	18.2	+0.2
Day Time				
5	**22.1**	**+0.4**	**23.8**	**+0.3**
Rai Uno	21.8	-0.4	17.2	-0.9

Source: Auditel excl. SanRemo (Jan-Mar 2009 vs 2008)

12g3-2(b)

MEDIASET 2009 1Q | Audience Share
(15-64 years)

Day Time		Objective*	Audience**
	CANALE 5	23.0%	23.8%
	ITALIA 1	13.0%	11.8%
	RETE 4	7.0%	7.2%
	MEDIASET	43.0%	42.8%
Prime Time			
	CANALE 5	24.0%	25.3%
	ITALIA 1	12.0%	11.1%
	RETE 4	7.0%	6.6%
	MEDIASET	43.0%	43.0%

Source: Auditel excl. SanRemo
* The objective period goes from 11/01 to 30/05
** The actual audience period goes from 11/01 to 31/03

12g3-2(b)

MEDIASET



Advertising

12g3-2(b)

Italian Advertising | Market Snapshot

	Jan\Feb 2009 vs. 2008
Mediaset	**-13.9%**
Total Market without Mediaset	**-22.1%**
Rai	-23.1%
Newspapers*	-33.9%
Magazines	-29.6%
Radio	-27.2%

Source: Nielsen (February)
* Commercial National Newspaper

12g3-2(b)

MEDIASET 2009 1Q | Publitalia Advertising Revenues



-13.0%
742.1
645.7
(Euro ml.)
1Q 2008
1Q 2009

12g3-2(b)

MEDIASET 2009 1Q | Top Investors
(1Q2009 vs. 1Q2008)



TOP 10 *
TOP 20 *
-8.3%
-9.0%

* Top 2008 clients for Publitalia (sales order)

12g3-2(b)

MEDIASET 2009 1Q | Advertising Breakdown by Sector

	vs. 1Q 2008
MEDIA/PUBLISHING	-24.3%
FOOD	-16.5%
NON FOOD	-14.4%

12g3-2(b)

MEDIASET 2009 1Q | Advertising Breakdown by Sector

	vs. 1Q 2008
TELECOM	-4.9%
AUTOMOTIVE	-5.8%
FINANCE/INSURANCE	-10.6%

12g3-2(b)

MEDIASET 2009 1Q | Advertising Breakdown by Sector

	vs. 1Q 2008
RETAIL	+25.5%
PHARMACEUTICAL/HEALTH	+4.5%

12g3-2(b)

MEDIASET



Financials

12g3-2(b)

MEDIASET GROUP 2009 1Q | P&L Highlights

(Euro ml.)	1Q 2008	1Q 2009
Net Consolidated Revenues	1,098.9	967.2
EBITDA	544.9	433.8
EBIT	255.8	139.3
NET PROFIT (Reported)	121.0	60.0
NET PROFIT (Adjusted)*	*126.4*	*63.5*

*Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol



Financials
Italian Business

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | P&L Results

(Euro ml.)	1Q 2008	1Q 2009
Net Consolidated Revenues	**850.5**	**807.8**
Personnel Costs	(107.1)	(111.1)
Other Operating Costs	(351.2)	(349.1)
EBITDA	**392.2**	**347.6**
Rights Amortisation	(225.1)	(218.8)
Other Amortisation & Depreciation	(29.2)	(33.1)
Operating Profit	**137.9**	**95.6**
Financial Income (Losses)	(17.2)	(14.5)
Associates	0.1	0.7
Pre-Tax Profit	**120.8**	**81.8**
Taxes	(40.1)	(31.2)
NET PROFIT	**80.5**	**47.4**

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	574.7	(480.4)	94.3
Network Operator	58.8	(46.0)	12.8
Pay TV	138.9	(152.9)	(14.0)
Other Activities	122.9	(104.0)	18.8
Intra-company Eliminations	*(31.5)*	*31.5*	-
Adjustments	*(56.0)*	*39.7*	*(16.3)*
TOTAL	807.8	712.2	95.6

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | FTA TV Operations

(Euro ml.)	1Q 2008	1Q 2009
Total Net TV Revenues	**650.2**	**574.7**
TV Advertising Revenues	742.1	645.7
Multichannel Adv. Revenues	2.0	2.1
Commissions	(110.5)	(96.1)
Other TV Revenues	16.6	23.2
Total TV Costs	**(489.1)**	**(480.4)**
Personnel	(88.4)	(89.9)
TV Operating Costs	(222.7)	(212.3)
TV Rights Amortisations	(149.6)	(150.4)
Other A&D	(11.2)	(13.9)
Net Intra-company Items	*(17.3)*	*(13.9)*
FTA TV Operating Profit	**161.1**	**94.3**
margin	*24.8%*	*16.4%*

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | Network Operator

(Euro ml.)	1Q 2008	1Q 2009
Total Net Revenues	**50.0**	**58.8**
3° Party DVB-T/DVB-H Revenues	18.4	25.5
Other Revenues	1.3	1.7
Net intra-company Items	*30.3*	*31.5*
Total Costs	**(47.9)**	**(46.0)**
Personnel	(8.8)	(9.2)
Other Operating Costs	(23.7)	(23.7)
Other Amortisation & Depreciation	(15.4)	(13.1)
Network Operator Operating Profit	**2.1**	**12.8**
margin	*4.2%*	*21.7%*

12g3-2(b)

MEDIASET PREMIUM | 2 New Hits in Premium Gallery bouquet

1 year ago

Today

12g3-2(b)

MEDIASET PREMIUM | Active Clients



3,361,000
3,275,000
2,911,000
2,567,000
2,506,000
2,067,000
2008-09 Season
2007-08 Season
Jul
31 Dec
31 Mar
30 Apr

Source: Company data, until 30 April 2009

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | Pay TV

(Euro ml.)	1Q 2008	1Q 2009
Total Net Pay TV Revenues	**108.8**	**138.9**
Pay TV Revenues	44.1	72.2
Advertising Revenues	3.0	7.2
Other Revenues	62.2	60.5
Commissions	(0.4)	(1.0)
Total Pay TV Costs	**(137.8)**	**(152.9)**
Personnel	(1.1)	(3.1)
Other Operating Costs	(53.3)	(63.6)
Rights Amortisations and Other D&A	(72.2)	(69.9)
Net intra-company items	*(11.2)*	*(16.4)*
Pay TV Operating Profit	**(29.0)**	**(14.0)**

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | Other Activities

(Euro ml.)	1Q 2008	1Q 2009
Total Net Revenues	**106.0**	**122.9**
Medusa/Taodue 3° Party revenues	48.4	43.3
Medusa/Taodue intra-company revenues	*34.1*	*53.1*
Multimedia	6.3	7.3
Mediashopping	7.3	10.2
Other Non-TV Revenues	9.8	9.0
Total Costs	**(93.6)**	**(104.0)**
Personnel	(8.8)	(8.9)
Other Operating Cost	(52.0)	(57.9)
Right Amortisations	(28.6)	(32.1)
Other Amortisations & Depreciations	(2.3)	(3.8)
Intra-company Items	*(1.9)*	*(1.3)*
Other Activities Operating Profit	**12.4**	**18.8**
margin	*11.7%*	*15.3%*

MEDIASET ITALIAN BUSINESS 2009 1Q | Investments

(Euro ml.)

	1Q 2008	1Q 2009
TV rights and cinema	155.3	164.6
Pay TV rights	455.4	53.5
DTT	3.2	6.8
Technical & immaterial	13.6	12.6
Option rights	-	-
Total Investments	**627.5**	**237.5**

12g3-2(b)

MEDIASET ITALIAN BUSINESS 2009 1Q | Cash Flow Statement

(Euro ml.)	1Q 2008	1Q 2009
Initial Net Financial Position (01/01)	**(1,222.0)**	**(1,345.8)**
Cash Flow from Operations	**342.6**	**304.8**
Investments	(627.5)	(237.5)
Disinvestments	0.1	0.7
Change in Net Working Capital (CNWC)	453.6	(1.6)
Free Cash Flow	**168.8**	**66.5**
Change in consolidation area	(13.7)	-
Equity (Investments)/Disinvestment	-	(1.4)
Change in Equity	-	-
Total Net Cash Flow	**155.1**	**65.1**
Final Net Financial Position (31/03)	**(1,066.9)**	**(1,280.7)**
Consolidated Net Financial Position (31/03)	**(967.3)**	**(1,256.3)**

12g3-2(b)

TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

12g3-2(b)

TELECINCO 2009 1Q | P&L Results

(Euro ml.)	1Q 2008	1Q 2009
Net Consolidated Revenues	**249.0**	**159.7**
Personnel Costs	(20.8)	(20.4)
Other Operating Costs	(75.5)	(53.0)
EBITDA	**152.7**	**86.2**
Amortisation & Depreciation	(34.8)	(42.5)
EBIT	**117.9**	**43.7**
Financial Income (Losses)	0.6	0.0
Associates	(8.3)	(11.6)
Pre-Tax Profit	**110.2**	**32.1**
Taxes	(29.7)	(5.2)
NET PROFIT Reported	**81.5**	**29.3**
NET PROFIT Adjusted*	**87.8**	**33.4**

*Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2009 1Q | Investments


(Euro ml.)
1Q 2008
1Q 2009
TV rights
40.2
54.9
Co-production & Distribution
12.8
1.7
Tangible & Intangible Fixed Assets
1.1
0.5
54.1
Total Investments
57.1

TELECINCO 2009 1Q | Cash Flow Statement

(Euro ml.)	1Q 2008	1Q 2009
Initial Net Financial Position (01/01)	13.2	(25.9)
Free Cash Flow	103.8	55.8
Cash Flow from Operations	111.2	79.3
Investments	(54.1)	(57.1)
Change in Net Working Capital (CNWC)	46.7	33.6
Change in Equity	5.9	(2.6)
Equity (Investments)/Disinvest.	(23.2)	(2.9)
Cashed in Dividends	-	-
Treasury Shares	-	-
Total Net Cash Flow	86.4	50.3
Final Net Financial Position (31/03)	99.6	24.4

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: investor.relations@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

QUARTERLY REPORT TO MARCH 31, 2009

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the first quarter of fiscal 2009 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A as well as being published on the website www.mediaset.it.

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Quarterly Report as at 31 March 2009

MEDIASET GROUP

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Mauro Crippa
		Bruno Ermolli
		Luigi Fausti
		Marco Giordani
		Alfredo Messina
		Gina Nieri
		Niccolò Querci
		Carlo Secchi
		Attilio Ventura
Executive Committee		Fedele Confalonieri
		Pier Silvio Berlusconi
		Giuliano Adreani
		Gina Nieri
Internal Control Committee		Carlo Secchi (*Chairman*)
		Alfredo Messina
		Attilio Ventura
Remuneration Committee		Bruno Ermolli (*Chairman)*
		Paolo Andrea Colombo
		Attilio Ventura
Governance Committee		Attilio Ventura *(Chairman)*
		Paolo Andrea Colombo
		Carlo Secchi
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Acting Auditors	Francesco Vittadini
		Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio
		Antonio Marchesi
Independent Auditors		Reconta Ernst & Young S.p.A.

Mediaset Group: Financial Highlights

Main Income Statement Data

2008 full year mio €	%		I Q 2009 mio €	%	I Q 2008 mio €	%
4,251.8	100%	Total net Revenues	967.2	100%	1,098.9	100%
3,271.0	76.9%	Italy	807.8	83.5%	850.5	77.4%
981.9	23.1%	Spain	159.7	16.5%	249.0	22.7%
984.6	100%	Operating Profit	139.3	100%	255.8	100%
597.7	60.7%	Italy	95.6	68.6%	137.9	53.9%
386.9	39.3%	Spain	43.7	31.4%	117.9	46.1%
984.6	23.2%	Group Operating Profit (EBIT)	139.3	14.4%	255.8	23.3%
693.0	16.3%	Profit before Tax and Minority Interest	113.9	11.8%	231.0	21.0%
459.0	10.8%	Group Net Profit	60.0	6.2%	121.0	11.0%

Main Balance Sheet and Financial Data

31st December 2008 mio €		31st March 2009 mio €	31st March 2008 mio €
4,127.5	Net Invested Capital	4,084.6	3,973.3
2,755.8	Total Net Shareholders' Equity	2,828.3	3,006.0
2,482.4	Net Group shareholders' Equity	2,541.1	2,664.3
273.4	Minorities Shareholders' Equity	287.2	341.7
(1,371.7)	Net Financial Position	(1,256.3)	(967.3)
1,865.0	Operating Cash Flow	384.1	454.8
1,122.6	Investiments	294.5	681.5
488.7	Dividens paid by the Parent Company	-	-
155.9	Dividens paid by Subsidiares	-	-

Personnel

2008 full year	%		I Q 2009	%	I Q 2008	%
6,375	100.0%	Mediaset Group Personnel (headcount)	6,324	100.0%	6,289	100.0%
5,212	81.8%	Italy	5,175	81.8%	5,098	81.1%
1,163	18.2%	Spain	1,149	18.2%	1,191	18.9%
6,305	100.0%	Mediaset Group Personnel (average)	6,346	100.0%	6,294	100.0%
5,122	81.2%	Italy	5,190	81.8%	5,100	81.0%
1,183	18.8%	Spain	1,156	18.2%	1,194	19.0%

Main Indicators

2008 full year		I Q 2009	I Q 2008
23.2%	Operating Profit/Net Revenues	14.4%	23.3%
18.3%	Italy	11.8%	16.2%
39.4%	Spain	27.3%	47.4%
23.2%	EBIT/Net Revenues	14.4%	23.3%
16.3%	Pre-Tax and Minority Interest/Net Revenues	11.8%	21.0%
10.8%	Net Profit/Net Revenues	6.2%	11.0%
0.40	Consolidated Net Profit per Share (EUR)	0.05	0.11
0.38	Dividend per Share (EUR)	0.05	0.11

INTRODUCTION

This Quarterly Report as at 31 March 2009 (hereinafter "*Quarterly Report*") was drafted in compliance with Art.*154 ter of Italian Law Decree 195/2007* and in accordance with the International Accounting Principles (IAS/IFRS and, in particular, with IAS 34 – *Interim Reports.*

The structure and the content of the re-classified consolidated accounting tables and mandatory accounting schemes included in this Report are in line with those established for the drafting of the Annual Report, taking into account the changes adopted starting from 1 January 2009 following to the enforcement of the revised version of *IAS 1 – Presentation of Financial Statements* - as subsequently reported in the chapter "*Accounting principles, amendments and interpretations applied as of 1 January 2009*" in the Explanatory Notes.

The notes were drawn up in compliance with the minimum requirements provided for in *IAS 34 – Interim reports.* The information provided in this Quarterly Report is not comparable with that supplied in the financial statements drafted pursuant to IAS 1.

This Quarterly Report is not subject to auditing by the Independent Auditors.

REPORT ON OPERATIONS AS AT 31 MARCH 2009

Group's financial highlights

The Group's results at the end of the three-month period of reference reflected the worsening, especially in Spain, of the economic recession that has hit global economy at the end of 2008. This has in fact led to a significant reduction in advertising sales in the two geographical areas in which the Group has operations. In this context, the Group has nonetheless managed to limit the dropping trend of advertising sales as compared to competitors, consolidating its market shares and maintaining its leadership position in audience share for all the commercial targets in the main time windows. In addition, the stringent television cost control policy implemented and the notably improved performance of pay-tv activities also contributed to mitigating, particularly in Italy, the negative impact of lower revenues from advertising on the economic margins.

Here follows a summary of the main results achieved by the Mediaset Group as at 31 March 2009 compared to the figures in the same period of 2008, a period which was already showing some signs of slowdown, but with market conditions that were significantly different from those relating to the period taken into consideration.

- ***Consolidated net revenues*** amounted to ***EUR 967.2 million***, showing a **12.0% decrease;**
- ***Ebit*** is equal to ***EUR 139.3 million*** against EUR 255.8 million posted in the first three months of the previous year. ***EBIT margin*** accounted for **14.4%** against 23.3% posted in the same period of 2008;
- ***Earnings before tax and minority interest*** equalled ***EUR 113.9 million*** against EUR *231.0* million as at 31 March 2008;
- ***Net profit for the Group*** equalled ***EUR 60.0 million*** against EUR 121.0 million as at 31 March 2008;

- ***Consolidated net financial position*** increased from EUR -1,371.7 million as at 31 December 2008 to **EUR *-1,256.3 million*** as at 31 March 2009. These figures confirmed the Group's financial soundness. In the first three months of this fiscal year, ***free cash flow*** from Group's operations, gross of income deriving from and payment relative to investments and disposals of shareholdings and Treasury shares, amounted to ***EUR 122.5 million*** against EUR 279.9 million in the same period of the previous year.

Analysis of results by geographical segments: Italy

- In the first three months of 2009 ***consolidated net revenues*** from Group's operations in Italy reached ***EUR 807.8 million,*** a -5.0% decrease over the same period of the previous year.
- ***EBIT*** of Group's operations in Italy with total costs substantially unchanged on a Y/Y basis, totalled ***EUR 95.6 million*** against EUR 137.9 million as at 31 March 2008. ***EBIT margin*** at the end of the three months totalled ***11.8%*** against ***16.2%*** in 2008.
- ***Mediaset gross revenues from advertising*** reached ***EUR 645.7 million*** at the end of the first three months of 2009, showing a -13% drop against the same period in the previous year. This trend reflected the inevitable and foreseeable reduction in advertising sales due to the worsening of the worldwide economic scenario, which peaked in the first months of 2009 as compared to the already difficult market conditions of the end of 2008. Based on *Nielsen* data relative to the first two months of the year, advertising sales on the Mediaset networks showed a more limited contraction than that registered by both the general advertising market (-19.5%) and television (-16%). The latter segment, in fact, was the only one which posted a market share increase (with the exception of the Internet up 3.9%). In the same period, all the other traditional means have registered considerable reductions: printed media -27.4%, radio -27.2% , billposting -36.2%.
- The reduction in television advertising sales was specifically mitigated by the significant increase in the revenues deriving from ***Mediaset Premium*** pay-tv activities, which grew from EUR 108.8 in the first three months of 2008 to EUR 138.9 million in 2009; activated cards as at 31 March 2009 were equal to approximately 3.3 million against 2.9 million as at 31 December 2008 and against approximately 2.5 million in the same period of the previous year.
- ***Total TV costs,*** in line with the stringent cost reduction objectives on a yearly basis, dropped 1.8% against the same period in the previous year, without any impact on the audience share of the networks.

In the first quarter of 2009, ***full day audience shares*** in Italy in the 24-hours totalled 10 million and 675 thousand viewers, a 6.1% increase against the same period in 2008. This increase, due to both an increased number of contacts and propensity to spend more time watching television, involved all the main time windows and age brackets: 4-14 years (+3%), 15-34 years (+5.3%), 35-54 years (+6.9%), 55-64 years (+6%) and over 65 (+6.5%).

In the period of reference the Mediaset networks recorded a Full Day share of 39.6%, a Prime Time share of 40% and a Day Time share of 39.4%. Worth noting is the growth of Canale 5 in Day Time (+0.2 %), in Prime Time (+0.4%) and in the 24-Hours (+0.2%) and the third ranking of Italia 1 in all time windows, shared equally with RaiDue in Prime Time.

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Here below are the results reached by each single network during the period of reference:

(Source: Auditel)

I Q 2009	Individuals			Commercial Target		
	24 hours	Prime Time	Day Time 7:00-2:00	24 hours	Prime Time	Day Time 7:00-2:00
	21.9%	22.5%	21.7%	23.7%	24.8%	23.4%
	9.8%	9.5%	9.9%	11.4%	10.7%	11.6%
	7.9%	8.0%	7.8%	7.0%	6.5%	7.1%
MEDIASET	39.6%	40.0%	39.4%	42.1%	42.0%	42.1%

Considering the results obtained with the commercial target group aged 15- 64, Mediaset confirmed its leadership in all the three time windows with Canale 5 ranking first and Italia 1 third.

With regard to the initial phase of the guarantee period of spring 2009, Mediaset networks recorded a Full Day share of 40.1%, a Day Time share of 39.9% and a Prime Time share of 40.8%. In the same period, Mediaset confirmed its leading position in all the three time windows for the 15-64 aged target group against its main competitor.

The table below shows the number of broadcasting hours of each Mediaset network in the first three months of 2009.

Mediaset Networks - Broadcasted programmes - 1st Quarter 2009

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	51	2.4%	336	15.6%	509	23.6%	896	13.8%
Tv Movie	47	2.2%	76	3.5%	72	3.3%	195	3.0%
Mini-series	8	0.4%	22	1.0%	37	1.7%	67	1.0%
Telefilm	128	5.9%	465	21.5%	571	26.4%	1,165	18.0%
Tv Romance	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Sit-com	17	0.8%	225	10.4%	8	0.4%	249	3.8%
Soap	64	3.0%	-	0.0%	127	5.9%	191	2.9%
Telenovelas	-	0.0%	-	0.0%	170	7.9%	170	2.6%
Cartoons	-	0.0%	360	16.7%	-	0.0%	360	5.6%
Total TV Rights	**315**	**14.6%**	**1,484**	**68.7%**	**1,494**	**69.2%**	**3,293**	**50.8%**
News	408	18.9%	282	13.1%	233	10.8%	923	14.2%
Info	377	17.5%	44	2.0%	70	3.2%	491	7.6%
Sport	-	0.0%	14	0.6%	42	1.9%	57	0.9%
Events	-	0.0%	7	0.3%	9	0.4%	16	0.2%
Entertainment	993	46.0%	278	12.9%	196	9.1%	1,466	22.6%
soft entertainment	*427*	*19.8%*	*182*	*8.4%*	47	2.2%	*655*	*10.1%*
talk show	*175*	*8.1%*	-	0.0%	-	0.0%	*176*	2.7%
music	7	0.3%	2	*0.1%*	*12*	0.6%	20	0.3%
quiz-game show	*101*	4.7%	44	2.0%	-	0.0%	*145*	2.2%
reality	*150*	6.9%	*50*	2.3%	-	0.0%	200	3.1%
soft news	*133*	6.2%	-	0.0%	*137*	6.3%	270	4.2%
Culture	18	0.8%	1	0.0%	42	1.9%	60	0.9%
Teleshopping	49	2.3%	50	2.3%	74	3.4%	174	2.7%
Total in-house productions	**1,845**	**85.4%**	**676**	**31.3%**	**666**	**30.8%**	**3,114**	**48.1%**
Total	**2,160**	**100.0%**	**2,160**	**100.0%**	**2,160**	**100.0%**	**6,480**	**100.0%**

Analysis of results by geographical segment: Spain

- In the first three months of 2009 ***consolidated net revenues of the Telecinco Group*** reached ***EUR 159.7 million,*** showing a -35.9% drop over the same period of the previous year.
- ***Revenues from advertising sales*** amounted to ***EUR 147.6 million,*** down -38.0% against the same period in the previous year. This result reflected the ongoing negative trend of the television advertising market due to the still difficult economic situation in Spain, which was particularly hit by the international financial crisis.
- ***EBIT*** equalled ***EUR 43.7 million***, against EUR 117.9 million in the same period of last year, with total costs down 11.5% on a Y/Y basis thanks to the implementation of a stringent cost control policy. ***EBIT margin*** was 27.3% against 47.4% in the first quarter of 2008.
- In the first three months of 2009, Telecinco ranked third in terms of **audience shares**, achieving a 15.2% share in the 24 hours, very close to Antena 3 with 15.3%, ranking second and behind TVE-1 with 17.3%.

(Source: Sofres)

TELECINCO	Audience share 1st Quarter 2009	
	Individuals	**Commercial target**
24 hours	15.2%	15.7%
Prime Time	17.5%	17.9%
Day Time	14.0%	14.6%

In ***Prime Time*** Telecinco maintained its leadership recording a 17.5% average share, 0.3% ahead of TVE-1 and 3.7% ahead of Antena 3, which lost its third ranking position against Forta. With regard to the ***commercial targets***, Telecinco maintained its leadership in Prime Time with a 17.9% share, ahead of Antena 3 by 3% and TVE-1 by 3.7%.

The table below includes the Telecinco programme scheduling and shows with comparables regarding the first three months of 2008, the network's ongoing commitment and strategy to increasingly using in-house original productions.

Telecinco Broadcasted contents (hours)	**1Q 2009**		**1Q 2008**		**Changes**	
Film	157	7.3%	130	6.0%	27	20.8%
TV Movies, Mini-series and Telefilm	131	6.1%	128	5.9%	3	2.3%
Cartoons	49	2.3%	70	3.2%	(21)	-30.0%
Total TV Rights	**337**	**15.6%**	**328**	**15.0%**	**9**	**2.7%**
Quiz-game-show	511	23.7%	323	14.8%	188	58.2%
Sport	23	1.1%	32	1.5%	(9)	-28.1%
Documentaries and others	665	30.8%	762	34.9%	(97)	-12.7%
News	396	18.3%	467	21.4%	(71)	-15.2%
Fiction	228	10.6%	255	11.7%	(27)	-10.6%
Others	-	0.0%	19	0.9%	(19)	-100.0%
Total in-house productions	**1,823**	**84.4%**	**1,856**	**85.0%**	**(33)**	**-1.8%**
Total	**2,160**	**100.0%**	**2,184**	**100.0%**	**(24)**	**-1.1%**

Significant events and operations in the quarter

On **23 February,** the Spanish government issued Law Decree n. 1/2009 in an attempt to protect the financial soundness of enterprises operating in the Spanish television sector, by eliminating the provision that prevented them from holding shareholdings higher than 5% in any other sector-specific operator.

In order not to impair pluralism, two limits were established by the law in relation to shareholdings higher than 5%:

- The average audience share registered in the 12 months preceding the acquisition by the operators involved in any business combination transaction should not exceed 27%;
- Following to completion of any business combination transaction, at least three national television operators must remain in the market.

In addition, a specific law provision will be issued concerning shareholdings held through physical or juridical persons having legal offices in non-EU countries:

- compliance with the principle of reciprocity vis-à-vis the country of origin of the company subject to the acquisition;
- in the case of an increase in a shareholding already acquired before the enforcement of the afore-mentioned Law Decree, the total shareholding should not exceed 50% of the share capital of the acquired company.

Analysis of results by geographical segments and areas of operations

Here below is an analysis of the consolidated income statement, balance sheet and cash flow situation, separately highlighting the contribution to the Group results of the two geographical areas where Mediaset Group operates, Italy and Spain, and the breakdown of revenues and operating results in the relevant main areas of operations pertaining to those two geographical segments.

The form and content of the consolidated income statement, balance sheet and cash flow statement shown below correspond to those presented in the Consolidated Annual Report and are, therefore, reclassified with respect to those included in subsequent financial statements, in order to highlight some interim results and the balance sheet and financial aggregations, which are deemed as most significant to understanding the operating performance of the Group and of the individual Business Units. Though not envisaged by EU GAAP, the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements are supplied in accordance with the provisions set out in CONSOB Communication No. 6064293 of 28 July 2006 and in CESR Recommendation of 3 November 2005 (CESR/o5-178b), regarding alternative performance indicators ("Non GAAP Measures").

Financial information and income statement data are provided with reference to the first three months of 2009 and 2008; balance sheet data are supplied with reference to the period as at 31 March 2009 and as at 31 December 2008.

Economic results

The consolidated income statement below shows interim results regarding *EBITDA*, *Operating result from operations* and *EBIT*.

EBITDA represents the difference between consolidated *net revenues* and *operating costs* gross of non monetary charges regarding *amortisation, depreciation and write-downs* (net of any value recoveries) for current and non current assets.

The *Operating result from operations* is obtained by deducting from *EBITDA* non monetary charges regarding *amortisation, depreciation and write-downs* (net of any recoveries) of the value of current and non current assets.

EBIT is obtained by taking into consideration the Operating result from operations, the cost and revenue components which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent.

As it was already specified in the preceding Reports, the equity method valuation of the 33.3% equity investment held in Edam is recognised in terms of geographical information breakdown in the income statement of the Spanish Area, given that such shareholding is owned by Mediacinco Cartera, a fully consolidated company belonging to Gestevision Telecinco.

(amounts in EUR millions)

Mediaset Group: Income statement

Year 2008		1st Quarter 2009	1st Quarter 2008
4,251.8	**Total consolidated net revenues**	**967.2**	**1,098.9**
519.1	Personnel expenses	131.6	128.0
1,588.1	Purchases, services, other costs	401.8	426.0
2,107.2	**Operating costs**	**533.4**	**554.0**
2,144.7	**EBITDA**	**433.8**	**544.9**
984.5	Rights Amortisations	259.0	257.6
175.6	Others amortisations and depreciations	35.4	31.5
1,160.1	**Amortisations and depreciations**	**294.5**	**289.1**
984.6	**Operating profit**	**139.3**	**255.8**
-	Gain/(Losses) from disposal of equity investments	-	-
984.6	**EBIT**	**139.3**	**255.8**
(82.5)	Financial income/(losses)	(14.5)	(16.6)
(209.1)	Income/(expenses) from equity investments	(10.9)	(8.2)
693.0	**EBT**	**113.9**	**231.0**
(127.6)	Income taxes	(36.3)	(69.8)
565.4	**Net profit from continuing operations**	**77.6**	**161.2**
-	Net profit from discontinued operations	-	-
(106.3)	Minority interests in net profit	(17.6)	(40.2)
459.0	**Mediaset Group net profit**	**60.0**	**121.0**

The following is an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

Year 2008		1st Quarter 2009	1st Quarter 2008
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
49.6%	Operating costs	55.1%	50.4%
50.4%	EBITDA	44.9%	49.6%
27.3%	Amortisation, depreciation and write-downs	30.4%	26.3%
23.2%	**Operating profit**	**14.4%**	**23.3%**
23.2%	**EBIT**	**14.4%**	**23.3%**
16.3%	**EBT**	**11.8%**	**21.0%**
10.8%	**Mediaset Group net profit**	**6.2%**	**11.0%**
18.4%	Tax rate (EBT %)	31.9%	30.2%

Analysis of results by geographical segment: Italy

Here follows a summary of the reclassified Income Statement relative to the Mediaset Group Italian operations:

(amounts in EUR millions)

Italy: Income statement

Year 2008		1st Quarter 2009	1st Quarter 2008
3,271.0	**Total consolidated net revenues**	**807.8**	**850.5**
429.2	Personnel expenses	111.1	107.1
1,272.9	Purchases, services, other costs	349.1	351.2
1,702.0	**Operating costs**	**460.2**	**458.3**
1,569.0	**EBITDA**	**347.6**	**392.2**
803.7	Rights Amortisations	218.8	225.1
167.6	Others amortisations and depreciations	33.1	29.2
971.3	**Amortisations and depreciations**	**251.9**	**254.3**
597.7	**Operating profit**	**95.6**	**137.9**
-	Gain/(Losses) from disposal of equity investments	-	-
597.7	**EBIT**	**95.6**	**137.9**
(79.1)	Financial income/(losses)	(14.5)	(17.2)
(33.3)	Income/(expenses) from equity investments	0.7	0.1
485.3	**EBT**	**81.8**	**120.8**
(104.5)	Income taxes	(31.2)	(40.1)
380.8	**Net profit from continuing operations**	**50.6**	**80.7**
-	Net profit from discontinued operations	-	-
(2.7)	Minority interests in net profit	(3.3)	(0.2)
378.1	**Mediaset Group net profit**	**47.4**	**80.5**

The table below shows the percentage on consolidated net revenues of some key Income Statement components regarding this specific area.

Year 2008		1st Quarter 2009	1st Quarter 2008
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
52.0%	Operating costs	57.0%	53.9%
48.0%	EBITDA	43.0%	46.1%
29.7%	Amortisation, depreciation and write-downs	31.2%	29.9%
18.3%	**Operating profit**	**11.8%**	**16.2%**
18.3%	**EBIT**	**11.8%**	**16.2%**
14.8%	**EBT**	**10.1%**	**14.2%**
11.6%	**Mediaset Group net profit**	**5.9%**	**9.5%**
21.5%	Tax rate (EBT %)	38.1%	33.2%

Here below is a description of the contribution to Revenues and EBIT of Italian operations in the ***areas of operation***, identified based on the characteristics of the products and services

offered and of the external and/or internal markets of reference and also considering their relevant weight.

The areas of operation showned are:

- ***Free To Air Television***, the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast in analogue mode and the operations linked to proprietary non-encrypted channels broadcast in digital terrestrial technology;
- ***Mediaset Premium,*** relating to the supply of pay television events and programmes identified under the same brand;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technology;
- ***Other non-television activities,*** ancillary to the core one: multimedia, non television advertising concessions, teleshopping, publishing activities, licensing and merchandising, distribution and management of movie theatres and starting from 28 April 2008, the activities regarding the production and marketing of movies, miniseries and TV dramas related to TaoDue Srl.

Year 2008	***Revenues for business segments breakdown***	1st Quarter 2009	2008	*EUR mln*	*%*
2,534.2	Free-to-air tv	574.7	650.2	(75.5)	*-11.6%*
190.8	Network Operator	58.8	50.0	8.8	*17.5%*
403.7	Mediaset Premium	138.9	108.8	30.1	*27.7%*
423.7	Other	122.9	106.0	16.9	*15.9%*
(281.4)	Intracompany Eliminations and Adjustments	(87.5)	(64.4)	(23.1)	*-35.9%*
3,271.0	**Total**	**807.8**	**850.5**	**(42.8)**	***-5.0%***

Year 2008	***Operating profit for business segments breakdown***	1st Quarter 2009	2008	*EUR mln*	*%*
666.1	Free-to-air tv	94.3	161.1	(66.8)	*(0.4)*
10.8	Network Operator	12.8	2.1	10.7	*n.s.*
(60.9)	Mediaset Premium	(14.0)	(29.0)	15.0	*0.5*
16.7	Other	18.8	12.4	6.4	*0.5*
(35.0)	Intracompany Eliminations and Adjustments	(16.3)	(8.7)	(7.6)	*(0.9)*
597.7	**Total**	**95.6**	**137.9**	**(42.3)**	***-30.7%***

Segment's Revenues and Results are presented gross of infra-sector transactions, which are separately highlighted in the relevant reconciliation tables and which refer to the transfer and sale of activities and services provided or received between the various business units.

In particular, infra-sector transactions include revenues of the Network Operator business unit (relative to the valuation of the use of the analogue broadcasting network by non-encrypted TV channels (commercial free to air television) and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels broadcast in digital terrestrial technology) and revenues and internal margins (subject to adjustment upon consolidation) generating from the portion related to free to air or pay per view use and TV film and fiction in-house production accomplished respectively by Medusa Film and Taodue, entered under Other activities.

The analysis below refers to the income statements for each area of operation.

Free to Air tv	**1st Quarter 2009**	**2008**	**Change EUR m**	**Changes %**
Mediaset Networks gross advertising revenues	645.7	742.1	(96.4)	*-13.0%*
Digital Networks gross revenues	2.1	2.0	0.1	*5.0%*
Other television revenues	23.1	16.5	6.6	*40.0%*
Agency discounts	(96.1)	(110.4)	14.3	*13.0%*
Total Revenues	**574.7**	**650.2**	**(75.5)**	***-11.6%***
Personnel, purchases, services, other costs	(302.2)	(311.0)	8.8	*2.8%*
Inter-segment operating costs	(13.9)	(17.3)	3.4	*19.7%*
Total operating costs	**(316.1)**	**(328.3)**	**12.2**	***3.7%***
EBITDA	**258.6**	**321.9**	**(63.3)**	***-19.7%***
Rights Amortisations	(150.4)	(149.6)	(0.9)	*-0.6%*
Others amortisations and depreciations	(13.9)	(11.2)	(2.7)	*-24.3%*
Amortisations and depreciations	**(164.3)**	**(160.8)**	**(3.5)**	***-2.2%***
Operating Profit	**94.3**	**161.1**	**(66.8)**	***-41.5%***
revenues %	***16.4%***	***24.8%***		

The lower operating result achieved by the Free-to-Air commercial television business unit is mainly due to decreased advertising sales, as previously mentioned. This trend is offset by a 1.8% reduction in total television costs achieved through the implementation of a stringent cost control policy on programme scheduling and infrastructures and an increase in other revenues resulting from content multiplex reselling activities.

It should be noted that *infra-sector costs* of the *Free to Air* Commercial Television Business Unit mainly refer to the use of the broadcasting network, net of the sale relative to the use of publishing content, services and technical infrastructures provided to other Business Units.

Network Operator	1st Quarter 2009	2008	Change EUR m	Changes %
Revenues towards third parties	27.2	19.7	7.5	38.2%
Inter-segment revenues	31.5	30.3	1.2	4.0%
Total Revenues	**58.8**	**50.0**	**8.8**	**17.5%**
Personnel, purchases, services, other costs	(32.9)	(32.5)	(0.4)	-1.2%
Total operating costs	**(32.9)**	**(32.5)**	**(0.4)**	**-1.2%**
EBITDA	**25.9**	**17.5**	**8.4**	**48.0%**
Rights Amortisations	-	-	-	n.s.
Others amortisations and depreciations	(13.1)	(15.4)	2.3	14.9%
Amortisations and depreciations	**(13.1)**	**(15.4)**	**2.3**	**14.9%**
Operating Profit	**12.8**	**2.1**	**10.7**	**n.s.**
revenues %	*21.7%*	*4.2%*		

The increased operating result is mainly ascribable to increased revenues generated through the use of the broadcasting capacity of the digital networks, to lower amortisation, depreciation and write-downs recognised on the rights of use concerning the digital frequencies acquired during the preceding financial years, following to an adjustment, assessed during the drafting of the 2008 annual report, of the residual value of such rights according to the new period of validity (until 31 December 2028 as against the previously established term of 31 March 2018), as a result of the conversion of television concessions into a general authorisation, as provided for in Italian Law n. 101 of 6 June 2008.

Mediaset Premium	1st Quarter 2009	2008	Change EUR m	Changes %
Pay tv revenues	72.2	44.1	28.1	63.7%
Gross advertising revenues	7.3	3.0	4.3	143.3%
Other revenues	60.5	62.1	(1.7)	-2.7%
Agency discounts	(1.0)	(0.4)	(0.6)	-130.7%
Total Revenues	**138.9**	**108.8**	**30.1**	**27.7%**
Personnel, purchases, services, other costs	(66.7)	(54.4)	(12.3)	-22.6%
Inter-segment operating costs	(16.4)	(11.2)	(5.2)	-46.8%
Total operating costs	**(83.1)**	**(65.6)**	**(17.5)**	**-26.7%**
EBITDA	**55.8**	**43.2**	**12.6**	**29.2%**
Rights Amortisations	(67.6)	(71.9)	4.3	6.0%
Others amortisations and depreciations	(2.3)	(0.3)	(2.0)	n.s.
Amortisations and depreciations	**(69.9)**	**(72.2)**	**2.3**	**3.2%**
Operating Profit	**(14.0)**	**(29.0)**	**15.0**	**51.6%**
revenues %	*-10.1%*	*-26.6%*		

The increased result of ***Mediaset Premium*** television activities was mainly due to increased revenues deriving from the sale of prepaid and scratch cards and subscriptions which totalled EUR 72.2 million, up sharply from EUR 44.1 million posted in the same period of the previous year. It should be noted that the component relative to revenues deriving from the sale to distributors of prepaid and scratch cards (and similarly also the industrial direct costs and distribution costs) are allocated based on the duration of residual validity of the cards sold which were not recharged and the recharges. Other revenues refer to the sale of Premium events and content to other platforms.

	1st Quarter			
Other	**2009**	**2008**	**Change EUR m**	**Changes %**
Multimedia	7.3	6.3	1.0	*15.9%*
Teleshopping	10.2	7.3	2.9	*39.7%*
Movie distribution	19.9	23.7	(3.8)	*-16.0%*
Other advertising revenues			-	*n.s.*
Inter-segment revenues	56.0	34.1	21.9	*64.2%*
Total Revenues	**122.9**	**106.0**	**16.9**	***15.9%***
Personnel, purchases, services, other costs	(66.8)	(60.9)	(5.9)	*-9.7%*
Inter-segment operating costs	(1.3)	(1.9)	0.6	*31.6%*
Total operating costs	**(68.1)**	**(62.8)**	**(5.3)**	***-8.4%***
EBITDA	**54.8**	**43.2**	**11.6**	***26.9%***
Rights Amortisations	(32.1)	(28.6)	(3.5)	*-12.2%*
Others amortisations and depreciations	(3.8)	(2.2)	(1.6)	*-72.7%*
Amortisations and depreciations	**(35.9)**	**(30.8)**	**(5.1)**	***-16.6%***
Operating Profit	**18.8**	**12.4**	**6.4**	***51.6%***
revenues %	***15.3%***	***11.7%***		

Other revenues include revenues deriving from international advertising concessions and billposting of sports events, licensing & merchandising activities, management of movie theatres and exploitation of Home Video rights.

Infra-sector revenues generated from Medusa Film activities, regarding the distribution of *free to air* or *pay TV* rights, and from TaoDue activities (a company included in the consolidation area starting from the second quarter of 2008), concerning the production of films and TV dramas to be either sold or used on the Mediaset networks, which are allocated based on their relevant stage of completion.

The noticeable growth in total EBIT resulting from the afore mentioned operations is due to increased activities in movie distribution, teleshopping and other advertising concessions.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations, corresponding to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement

Year 2008		1st Quarter 2009	1st Quarter 2008
981.9	**Total consolidated net revenues**	**159.7**	**249.0**
89.2	Personnel expenses	20.4	20.8
317.0	Purchases, services, other costs	53.0	75.5
406.2	**Operating costs**	**73.5**	**96.3**
575.7	**EBITDA**	**86.2**	**152.7**
180.8	Rights Amortisations	40.2	32.5
7.9	Others amortisations and depreciations	2.3	2.2
188.8	**Amortisations and depreciations**	**42.5**	**34.8**
386.9	**Operating profit**	**43.7**	**117.9**
-	Gain/(Losses) from disposal of equity investments	-	-
386.9	**EBIT**	**43.7**	**117.9**
(3.4)	Financial income/(losses)	-	0.6
(175.9)	Income/(expenses) from equity investments	(11.6)	(8.3)
207.6	**EBT**	**32.1**	**110.2**
(23.1)	Income taxes	(5.2)	(29.7)
184.5	**Net profit from continuing operations**	**26.9**	**80.5**
-	Net profit from discontinued operations	-	-
26.8	Minority interests in net profit	2.3	1.0
211.3	**Mediaset Group net profit**	**29.3**	**81.5**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

Year 2008		1st Quarter 2009	1st Quarter 2008
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
41.4%	Operating costs	46.0%	38.7%
58.6%	EBITDA	54.0%	61.3%
19.2%	Amortisation, depreciation and write-downs	26.6%	14.0%
39.4%	**EBIT**	**27.3%**	**47.4%**
21.1%	**EBT**	**20.1%**	**44.3%**
21.5%	**Mediaset Group net profit**	**18.3%**	**32.7%**
11.1%	**Tax rate (EBT %)**	**16.2%**	**27.0%**

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

Year 2008		1st Quarter 2009	2008	%
916.9	Television advertising revenues	147.6	238.0	-38.0%
17.9	Other advertising revenues	4.4	4.2	3.8%
934.8	**Gross advertising revenues**	**151.9**	**242.2**	**-37.3%**
(42.3)	Agency discounts	(6.7)	(10.4)	-35.6%
892.6	**Net advertising revenues**	**145.2**	**231.7**	**-37.3%**
89.3	Other revenues	14.5	17.3	-16.1%
981.9	**Total net consolidated revenues**	**159.7**	**249.0**	**-35.9%**

The trend for revenues reflected the previously mentioned drop in ***television advertising revenues*** relative to Telecinco and equal to *-38.0%*. ***Other gross advertising revenues***, including advertising sales in theme-based channels, television channels broadcast in digital terrestrial technology and non-television media (Internet and Teletext) registered an increase equal to 3.8%.

Other revenues, generated from the distribution activity regarding film rights and audiovisual content as well as income derived from merchandising activities and telephone traffic, amounted to ***EUR 14.5 million*** against EUR *17.3* million in the same period of the previous year. The drop is mainly ascribable to lower revenues deriving from the exploitation of film rights that in 2009 will predominantly be concentrated in the last part of the year.

	1st Quarter 2009	2008	changes EUR m	changes %
Operating costs	**116.0**	131.1	-15.1	-11.5%
Personnel expenses	**20.4**	20.8	-0.4	-1.9%
Purchases, services, other costs	**53.0**	75.5	-22.5	-29.8%
Rights amortisations	**40.2**	32.5	7.7	23.7%
Other amortisations and depreciations	**2.3**	2.2	0.1	4.5%

Total costs for the Telecinco Group dropped by ***EUR -15.1 million,*** against the same period in the previous year. This trend also reflected an higher impact deriving from the utilisation of the fund for risks in the quarter. Net of this component, costs were down 9%, mainly as a consequence of the lower cost on the programme scheduling, the reduction of the cost of sale of movie rights and the managing of the remaining operating costs.

EBITDA dropped against the same period in the previous year by approximately EUR -66.5 million, down from 61.3% registered in September 2008 and calculated as a percentage on net revenues, to 54.0% in the year under investigation.

As at 31 March 2009, ***EBIT*** for Spain equalled ***EUR 43,7*** million, in line with ***EUR 117.9*** registered in 2007; ***EBIT margin*** is one of highest among European television groups, dropping from 47.4% in 2008 to 27.3% in 2009.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	1st Quarter 2009	2008	Changes EUR m	Changes %
Financial (income)/losses	**-14.5**	-16.6	2.1	12.8%

The lower financial costs in the quarter reflected, though faced with an increase in the average consolidated debt position compared for the two periods under investigation, a reduction in the average cost of debt as a result of the market rates trend.

	1st Quarter 2009	2008	Changes EUR m	Changes %
Income/(expenses) from equity investments	**-10.9**	-8.2	-2.7	-32.7%

Costs for the period are almost entirely ascribable to the equity method valuation of the 33.3% stake held by Mediacinco in Edam.

In the first three months of 2009 Edam generated consolidated revenues equal to EUR 277.2 million and EBITDA equal to EUR 39.7 million, corresponding to 14.3% of revenues. The consolidated net result showed a loss equal to EUR -32.8 million (EUR -26.7 million in the first quarter of 2008) with financial costs amounting to EUR 47.2 million and amortisation and depreciation of the intangible assets identified on the occasion of the *Purchase Price Allocation* relative to the acquisition of the majority stake in Endemol for EUR 33.8 million.

		1st Quarter 2009	2008	Changes EUR m	Changes %
EBT		**113.9**	231.0	-117.1	-50.7%
Income taxes		-36.3	-69.8	33.5	48.0%
	Tax Rate (%)	*31.9%*	*30.2%*		
Minority interests in net profit		**-17.6**	-40.2	22.7	56.4%
Net profit		**60.0**	121.0	-60.9	-50.4%

Period EBIT is net of estimated income taxes according to the recognition defined by IAS 34, using the tax rate that is expected to be applied at the end of the current.

Balance sheet and financial position

Here follows the Summary Balance Sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregations which are ***Net invested capital*** and ***Net financial position***, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents* and by *Other financial assets*. The detail of the items which determine the *Net financial position* are shown in the Notes.

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

The item *Equity investments and other financial assets* includes assets recognised in the Balance sheet under items *Equity investments in associated and joint companies* and *Other financial assets* (limited for the latter item to *equity investments* and to *non current receivables*, with the exclusion of *financial assets available for sale* which are included in the *Net financial position*).

The item *net working capital* and *other assets and liabilities* includes *current assets* (with the exclusion of *cash and cash equivalents* and of *current financial assets* which are included in the *Net financial position*), *assets and liabilities for advance paid and deferred taxes, non current assets held for sale, provisions for risks and charges, payables to suppliers* and *payables to taxation authorities*.

(amounts in EUR millions)

Balance Sheet Summary	**31/03/2009**	**31/12/2008**
Film and television rights	2,415.8	2,396.1
Goodwill and differences arising from consolidation	513.4	513.4
Other tangible and intangible non current assets	1,041.9	1,051.9
Equity investments and other financial assets	348.6	361.6
Net working capital and other assets/(liabilities)	(134.5)	(92.1)
Post-employment benefit plans	(100.6)	(103.4)
Net invested capital	**4,084.6**	**4,127.5**
Group shareholders' equity	2,541.1	2,482.4
Minority interests	287.2	273.4
Total Shareholders' equity	**2,828.3**	**2,755.8**
Net financial position	**(1,256.3)**	**(1,371.7)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods under investigation.

It should be noted that the balance sheet situation regarding *Italian operations* includes – under the ***Equity investments and other financial assets*** item – the book value of the stake held in Gestevision Telecinco as well as the 25% equity investment held in Mediacinco Cartera, the company owning a 33.3% shareholding in Edam, entirely consolidated by Telecinco, having the majority control with 75% of the shares. These investments are then eliminated at the end of the consolidation process.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	31/03/2009	**31/12/2008**	**31/03/2009**	**31/12/2008**
Film and television rights	2,268.8	2,266.6	147.1	129.5
Goodwill and differences arising from consolidation	150.2	150.2	-	-
Other tangible and intangible non current assets	924.9	931.6	117.0	120.3
Equity investments and other financial assets	748.8	746.5	249.2	264.5
Net working capital and other assets/(liabilities)	(76.0)	(65.1)	(58.5)	(27.0)
Post-employment benefit plans	(100.6)	(103.4)	-	-
Net invested capital	**3,916.1**	**3,926.4**	**454.8**	**487.3**
Group shareholders' equity	2,578.2	2,527.2	470.1	448.4
Minority interests	57.2	53.4	9.1	13.1
Total Shareholders' equity	**2,635.4**	**2,580.6**	**479.2**	**461.5**
Net financial position	**(1,280.7)**	**(1,345.8)**	**24.4**	**(25.8)**

The table below shows a summary of the balance sheet situation of the Group as at 31 March 2009 highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 31 March 2009	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,268.8	147.1		2,415.8
Goodwill and differences arising from consolidation	150.2	-	363.2	513.4
Other tangible and intangible non current assets	924.9	117.0		1,041.9
Equity investments and other financial assets	748.8	249.2	(649.4)	348.6
Net working capital and other assets/(liabilities)	(76.0)	(58.5)		(134.5)
Post-employment benefit plans	(100.6)			(100.6)
Net invested capital	**3,916.1**	**454.8**	**(286.3)**	**4,084.6**
Group shareholders' equity	2,578.2	470.1	(507.2)	2,541.1
Minority interests	57.2	9.1	220.9	287.2
Total Shareholders' equity	**2,635.4**	**479.2**	**(286.3)**	**2,828.3**
Net financial position	**(1,280.7)**	**24.4**		**(1,256.3)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. Also, this table is reclassified with respect to the statement envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in Net financial position, which represents the most significant indicator of the Group's ability to meet financial obligations.

(amounts in EUR millions)

Cash flow statement in the 1st quarter	Mediaset Group		Italy		Spain	
	2009	2008	2009	2008	2009	2008
Net financial position at the beginning of the year	**(1,371.7)**	**(1,208.8)**	**(1,345.8)**	**(1,222.0)**	**(25.8)**	**13.2**
Free Cash Flow	**122.5**	**279.9**	**66.5**	**168.8**	**56.0**	**111.1**
- Cash Flow from operating activities (*)	384.1	454.8	304.8	342.6	79.3	112.2
- Investments in fixed assets	(294.5)	(681.5)	(237.5)	(627.5)	(57.1)	(54.1)
- Disposals of fixed assets	0.9	0.6	0.7	0.1	0.2	0.5
- Changes in net working capital and other current assets/liabilities	32.0	506.0	(1.6)	453.6	33.6	52.5
Change in consolidation area	-	(13.7)	-	(13.7)	-	-
(Re-purchases)/Sales of treasury shares	(2.8)	(1.4)	-	-	(2.8)	(1.4)
Share capital issues	-	-	-	-	-	-
Cash changes generated by equity investments	(4.3)	(23.2)	(1.4)	-	(2.9)	(23.2)
Dividends received	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-
Financial Surplus/Deficit	**115.4**	**241.5**	**65.1**	**155.1**	**50.3**	**86.4**
Net financial position at the end of the period	**(1,256.3)**	**(967.3)**	**(1,280.7)**	**(1,066.9)**	**24.4**	**99.6**

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to ***EUR 122.5 million*** against EUR 279.9 million in the same period of 2008.

Fixes assets increases included in the cash flow statement are briefly detailed in the table below:

Investments in fixed assets	Mediaset Group		Italy		Spain	
1st Quarter	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Investments in TV and movie theatre rights	(274.5)	(670.4)	(216.8)	(628.8)	(57.8)	(41.6)
Changes in advances on TV rights	(0.1)	6.8	(1.3)	18.2	1.2	(11.4)
TV rights: investments and advances	**(274.6)**	**(663.6)**	**(218.1)**	**(610.6)**	**(56.6)**	**(53.0)**
Investments in other fixed assets	(19.9)	(17.9)	(19.4)	(16.8)	(0.5)	(1.1)
Total investments in fixed assets	**(294.5)**	**(681.5)**	**(237.5)**	**(627.5)**	**(57.1)**	**(54.1)**

It should be noted that the investments made for the acquisition of rights in the first three months of 2009 totalled approximately EUR 442 million with recognition of a counter-entry in item ***variation in current assets*** under trade receivables, relative to the purchase of the encrypted multiplex rights of the main Serie A football clubs. In 2008 the relevant satellite rights had been transferred to Sky.

In the period under investigation, ***Equity investment*** included the acquisition by Medusa Film SpA of a 15% shareholding in Cinecittà Digital Factory Srl for a price of EUR 0.9 million, while the remaining amount referred to payments due to associated companies. In the same period of 2008 this item included an investment equal to EUR 21.5 million made by Gestevision Telecinco for the acquisition of a minority interest equal to 29.24% in Caribevision TV Network LLC.

In the first three months of 2009 item ***Variation in the consolidation area*** included EUR -7.5 million regarding the impact on Net Financial Position of the 49% equity investment made in Sportsnet Media Limited and EUR 6.2 million relative to the increase in the shareholding held by the Group in Gestevision Telecinco, vis-à-vis the purchase in the stock market of an interest equal to 0.18% in the capital of the same company.

Group's employees

As at 31 March 2009, Mediaset Group's employees equalled ***6,324 units*** (6,375 as at 31 December 2008). As compared to 31 March 2008, the number of employees has grown by 35 units, 14 of which refer to TaoDue S.r.l., a company acquired in the second quarter of last year.

The tables below show the trend in the number of employees broken down by geographical segments:

Number of employees (including temporary staff)	ITALY		SPAIN	
	31/03/2009	31/03/2008	31/03/2009	31/03/2008
Managers	352	338	102	106
Journalists	373	375	116	127
Middle managers	852	799	76	83
Office workers	3,595	3,582	831	845
Industry workers	3	4	24	30
Total	**5,175**	**5,098**	**1,149**	**1,191**

Average workforce (including temporary staff)	ITALY		SPAIN	
	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008
Managers	352	336	100	103
Journalists	374	370	117	128
Middle managers	852	798	78	82
Office workers	3,609	3,592	837	851
Industry workers	3	4	24	30
Total	**5,190**	**5,100**	**1,156**	**1,194**

Transactions with related parties

Transactions with related parties are not quantifiable, nor are they atypical and unusual, being part of the normal business of the Group companies. Such transactions are carried out under normal market conditions, considering the characteristics of the products and services provided. The detailed information regarding their effects on the balance sheet, income statement and cash flow statement of holding companies, subsidiaries and associated companies, comprising those required by Consob Regulation of 29 July 2006, are included under note 13 in this Report.

Foreseeable development

The macro economic scenario continues to be characterised at a global level by great uncertainty with regard to the length and intensity of the current recessionary phase. Consequently there is an ongoing and widespread tendency for operators to make drastic reductions in or to postpone their advertising investments.

Such conditions will continue to impact particularly the Spanish market. In Italy meanwhile, in a context that remains in any case extremely difficult, current evidence suggests that the downturn in the advertising market may gradually level off over the coming months. In particular, in the second half of the year, which will be compared to the more critical situation of the previous year, advertising revenues could see a much less marked downturn that that recorded in the first months.

Nevertheless, even taking account of the differences between the two principal markets for the Group, the indications already given at the end of last year of a reduction in advertising revenues is confirmed. This reduction will consequently result in lower levels of operating profit and consolidated net profit compared with the previous year.

The scale of the downturn will be contained by an ongoing policy of rigorous controls on television costs, while also avoiding to undermine the achievement of the ratings targets of both the Mediaset channels and Telecinco, which both, at the end of the first four months, have consolidated their leadership in the time bands with the highest ratings in the commercial target.

Canale 5, in particular, confirmed its position as Italy's leading channel in prime time across the whole audience during the guarantee period (11 January-30 April).

For the Board of Directors

The Chairman

12g3-2(b)

Mediaset Group

Consolidated Financial Statements and Notes

MEDIASET GROUP

INTERIM CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	31/3/2009	31/12/2008
ASSETS			
Non current assets			
Property, plant and equipment	4	526.1	527.6
Television and movie rights	4	2,415.8	2,396.1
Goodwill	4	513.4	513.4
Other intangible assets	4	515.8	524.3
Investments in associates		247.7	264.7
Other financial assets		100.8	96.9
Deferred tax assets		421.0	416.3
TOTAL NON CURRENT ASSETS		**4,740.6**	**4,739.3**
Current assets			
Inventories		51.7	52.6
Trade receivables		1,076.5	1,153.1
Other receivables and current assets		215.9	221.1
Current financial assets		21.0	12.7
Cash and cash equivalents		198.2	139.6
TOTAL CURRENT ASSETS		**1,563.3**	**1,579.1**
Non current assets held for sale		-	-
TOTAL ASSETS		**6,303.9**	**6,318.4**

MEDIASET GROUP

INTERIM CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	31/3/2009	31/12/2008
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	5	(416.7)	(416.7)
Other reserves	6	415.7	421.4
Valuation reserve	7	15.6	11.2
Retained earnings		1,577.1	1,118.1
Net profit for the period		60.0	459.0
Group Shareholders' Equity		**2,541.1**	**2,482.4**
Minority interests in net profit for the period		17.6	106.3
Minority interests in share capital, reserves and retained earnings		269.6	167.1
Minority interests		**287.2**	**273.4**
TOTAL SHAREHOLDERS' EQUITY		**2,828.3**	**2,755.8**
Non current liabilities			
Post-employment benefit plans		100.6	103.4
Deferred tax liabilities		71.4	67.8
Financial liabilities and payables		1,035.0	921.8
Provisions for non current risks and charges		132.6	132.1
TOTAL NON CURRENT LIABILITIES		**1,339.6**	**1,225.1**
Current liabilities			
Financial payables		400.1	550.3
Trade and other payables		1,232.8	1,300.3
Provisions for current risks and charges		84.2	83.0
Current tax liabilities		107.1	69.4
Other financial liabilities		36.8	55.1
Other current liabilities		275.0	279.4
TOTAL CURRENT LIABILITIES		**2,136.1**	**2,337.5**
Liabilities related to non current assets held for sale		-	-
TOTAL LIABILITIES		**3,475.6**	**3,562.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,303.9**	**6,318.4**

MEDIASET GROUP

INTERIM CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	31/3/2009	31/3/2008
Sales of goods and services		958.5	1,087.4
Other revenues and income		8.6	11.5
TOTAL NET CONSOLIDATED REVENUES		**967.2**	**1,098.9**
Personnel expenses		131.6	128.0
Purchases, services, other costs		401.8	426.0
Amortisation, depreciation and write-downs		294.5	289.1
Impairment losses and reversal of impairment on fixed assets		-	-
TOTAL COSTS		**827.9**	**843.1**
Gains/(Losses) from disposal of equity investments		-	-
EBIT		**139.3**	**255.8**
Financial losses		(56.4)	(66.3)
Financial income		41.9	49.6
Income/(expenses) from equity investments		(10.9)	(8.2)
EBT		**113.9**	**231.0**
Income taxes	9	36.3	69.8
NET PROFIT FROM CONTINUING OPERATIONS		**77.6**	**161.2**
Net Gains/(Losses) from discontinued operations		-	-
NET PROFIT FOR THE PERIOD		**77.6**	**161.2**
Attributable to:			
- Equity shareholders of the parent company		60.0	121.0
- Minority Interests		17.6	40.2
Earnings per share	10		
- Basic		0.05	0.11
- Diluted		0.05	0.11

MEDIASET GROUP

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(EUR million)

	NoteS	31/03/2009		31/03/2008	
PROFIT OR LOSS FOR THE PERIOD (A)			**77.6**		**161.2**
Changes in revaluation surplus		-		-	
Changes arising from translating the financial statement of foreign operations		-		-	
Gains and losses on available-for-sale financial assets		-		-	
Effective portion of gains and losses on hedging instruments in a cash flow hedge	7	3.6		(18.3)	
Actuarial gains and losses on defined benefit plans	7	1.7		(1.9)	
Other gains and losses of associates valued by equity method	6	(6.7)		6.5	
Tax effects		(1.1)		5.3	
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD (B)			**(2.6)**		**(8.4)**
TOTAL COMPREHENSIVE INCOME (A)+(B)			**75.0**		**152.8**
attributable to:					
- owners of the parent		59.7		110.2	
- non controlling interests		15.3		42.6	

MEDIASET GROUP

INTERIM CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	1Q 2009	1Q 2008
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	128.4	247.8
+ Depreciation and amortisation	261.0	260.3
+ Other provisions and non-cash movements	1.9	(21.0)
+ Equity investments evaluation result (net of gains/losses from sale operations)	10.9	8.2
+ Change in trade receivables	76.7	30.0
+ Change in trade payables	(14.7)	3.3
+ Change in other assets and liabilities	19.4	114.3
- Interests (paid)/received	(1.3)	(0.1)
- Income tax paid	-	(0.2)
Net cash flow from operating activities [A]	**482.2**	**642.6**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	0.8	0.3
Proceeds from the sale of equity investments	0.1	-
Interests (paid)/received	-	(0.8)
Purchases in television rights	(274.5)	(670.4)
Changes in advances for television rights	(0.1)	6.7
Purchases of other fixed assets	(19.9)	(17.9)
Equity investments	(1.0)	(21.5)
Changes in payables for investing activities	(52.8)	370.5
Proceeds/(Payments) for hedging derivatives	1.2	(8.7)
Changes in other financial assets	(2.3)	(5.2)
Loans to other companies (granted)/repaid	(3.3)	(1.7)
Dividends received	-	-
Business Combinations net of cash acquired	-	-
Changes in consolidation area	-	(13.7)
Net cash flow from investing activities [B]	**(351.8)**	**(362.4)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues		-
Change in treasury shares	(2.8)	(1.4)
Changes in financial liabilities	(50.6)	(184.6)
Dividends paid	-	-
Changes in other financial assets/liabilities	(7.1)	(12.4)
Interests (paid)/received	(11.4)	(13.2)
Net cash flow from financing activities [C]	**(71.8)**	**(211.6)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**58.6**	**68.6**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**139.6**	**157.0**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**198.2**	**225.6**

MEDIASET GROUP

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1/1/2008	**614.2**	**275.2**	**477.2**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,557.7**	**300.7**	**2,858.4**
Allocation of the parent company's 2007 net profit	-	-	-	-	-	506.8	(506.8)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	-	-	-	-	-
Stock Option plan valuation	-	-	-	-	0.6	-	-	0.6	0.4	1.0
(Purchase)/sale of treasury shares	-	-	-	-	-	(0.6)	-	(0.6)	(0.7)	(1.3)
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	(3.8)	-	-	0.2	-	(3.6)	(1.3)	(4.9)
Other changes	-	-	-	-	-	-	-	-	-	-
Comprehensive income/(loss)	-	-	4.1	-	(14.9)	-	121.0	110.2	42.6	152.8
Balance at 31/03/2008	**614.2**	**275.2**	**477.5**	**(416.7)**	**(13.9)**	**1,607.1**	**121.0**	**2,664.3**	**341.7**	**3,006.0**
Balance at 1/1/2009	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	459.0	(459.0)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	-	-	-	-	-
Stock Option plan valuation	-	-	-	-	0.4	-	-	0.4	0.1	0.5
(Purchase)/sale of treasury shares	-	-	(1.4)		-	-	-	(1.4)	(1.4)	(2.8)
Profits/(losses) from negotiation of treasury shares	-	-		-	-	-	-	-	-	-
Changes in consolidation area	-	-	-	-	-	-	-	-	(0.4)	(0.4)
Other changes	-	-	-	-	-	-	-	-	0.2	0.2
Comprehensive income/(loss)	-	-	(4.3)	-	4.0	-	60.0	59.7	15.3	75.0
Balance at 31/03/2009	**614.2**	**275.2**	**415.7**	**(416.7)**	**15.6**	**1,577.1**	**60.0**	**2,541.1**	**287.2**	**2,828.3**

EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2009

1. Drafting criteria

These Summary Quarterly Financial Statements, drafted in compliance with IAS 34 – Interim Financial Reporting, were prepared according to the same accounting principles and valuation criteria adopted for the drafting of the Group's Consolidated Financial Statements as at 31 December 2007, which we invite you to refer to, with the exception of some valuations (*impairment test*) and, specifically, those referring to the verification of possible impairment losses on fixed assets, which, lacking indicators, events and phenomena which may modify previously made valuations, are normally tested for impairment annually, when all necessary information is available to complete the process.

Taxes for the period under examination were calculated based on the best possible estimate of the weighted average expected for year end.

Mediaset Group's consolidated interim results reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the tables included in these financial statements have been adjusted based upon the provisions established in the revised version of IAS 1 – *Presentation of Financial Statements* – as better illustrated in detail in the Notes here below.

All the amounts of the items included in these consolidated quarterly financial statements are expressed in EUR millions according to their relevance.

Lastly, it should be noted that for the purpose of converting into euros the USD denominated values of the affiliated companies the following exchange rates were applied: 1.3308 as at 31 March and 1.3029 as average exchange rate for the quarter of reference.

2. Accounting principles, amendments and interpretations applied from 1 January 2009

For the drafting of this Quarterly Report, the Group has adopted the revised version of **IAS 1 – *Presentation of Financial Statements*** – issued in September 2007 and with effective date as of 1 January 2009.

In particular, the revised version requires that in the *Statement of changes in equity*, the components different from those resulting from transactions with shareholders, are aggregated under one single item using the descriptive term of "*Profit/(Loss)*" and separately presented in alternative in a "*Statement of comprehensive income*" or in two correlated statements, of which one, "*Separate statement of income*", shows profit and loss for the period and the other, "*Statement of comprehensive income*", also shows the other cost and revenue items, which, as required or admitted by the various international accounting principles, are directly recognised in equity reserves.

The Group opted for this latter option and presented both a *Consolidated statement of income* and a *Consolidated statement of comprehensive income*, consequently adjusting the presentation of the *Statement of changes in equity*.

In the relevant *Consolidated statement of comprehensive income*, the other comprehensive income components were recognised net of *re-classification adjustments*, that is, the amounts (specifically detailed in the comments regarding the changes in equity reserves in the Notes below) re-classified in profit/(loss) for the period, already recognised in the statement of the other components of the statement of comprehensive income for the period in question or in

preceding periods. This statement also reflects the fiscal impact comprehensively attributable to each component of the statement of comprehensive income.

As of 1 January 2009, ***information by segment of activity*** is regulated by ***IFRS 8 – Operating segments*** – in lieu of *IAS 14 – Segment reporting* -. This new accounting principle requires the identification of operating segments and the presentation of the relevant information consistently with the criteria adopted by the management in the drafting of the internal periodic reporting concerning the allocation of resources and the analysis of the performance. Therefore, the principle identifies general segmentation and aggregation criteria (based on the different economic characteristics such as nature and type of activity, products and processes and, subsequently, quantitative relevance) and eliminates, vis-à-vis IAS 14, the obligation relative to disclosures based on primary and secondary segments (broken down by activity and geographical area). In relation to the drafting of this Quarterly Report, the application of this new principle did not imply any significant change in the segmentation criteria previously adopted, which were already compliant with the structure of internal reporting.

3. Main changes in the consolidation area

In the quarter of reference no significant changes have occurred in the consolidation area as against 31 December 2008.

It should be noted that as at 31 December 2008 with effective date as of 1 January 2009 Novafilms Srl was incorporated into TaoDue Srl.

4. Intangible and tangible assets and investments

The main period increases, in addition to those concerning television and film rights, an explanation of which has already been provided in the relevant report on operations, refer to the acquisition of *Industrial buildings, plants and machinery* for EUR 8.6 million, mainly attributable to television broadcasting and telecasting networks;

5. Treasury shares

It should be noted that no operations for the purchase or sale of treasury shares have occurred during the first three months of 2009. As at 31 March 2009, Mediaset S.p.A. treasury shares are equal to 44,825,500 shares corresponding to EUR 416.7 million.

6. Legal reserve and other reserves

	31/03/2009	31/12/2008
Legal reserve	122.8	122.8
Equity investment evaluation reserve	(48.0)	(43.7)
Consolidation reserve	(78.8)	(78.8)
Other reserves	419.7	421.0
Total	**415.7**	**421.4**

The variation equal to EUR 4.3 million in the *Valuation reserve at equity*, including items directly recognised in the subsidiary's net equity in the case of equity method valuations of investments, is ascribable to the variation in cash flow hedge reserves and exchange reserves recognised in the net equity of the associated company Edam Acquisition Holding I Cooperatief U.A.

The variation in *Other reserves* is attributable, for the amount pertaining to the Group, to the variation in the reserves regarding subsidiary Gestevision Telecinco S.A. following to Treasury shares buyback.

7. Valuation reserves

	31/03/2009	31/12/2008
Cash flow hedge reserve	(0.5)	(3.3)
Stock option plans	18.9	18.5
Actuarial Gains/(Losses)	(2.8)	(4.0)
Total	**15.6**	**11.2**

The table below summarises the changes that have occurred in these reserves in the period of reference:

Valuation reserves	Balance at 1/1/2009	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/03/2009
Financial assets for cash flow hedging purpose	(3.3)	0.6	0.2	(1.1)	3.7	(0.6)	(0.5)
Stock option plans	18.5	0.4	-	-	-	-	18.9
Actuarial Gains/(Losses) on defined benefit plans	(4.0)	1.7	-	-	-	(0.5)	(2.8)
Total	11.2	2.6	0.2	(1.1)	3.7	(1.0)	15.6

Valuation reserve for financial cash flow hedging instruments is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the first three months of 2009, amounting to EUR -3.7 million, primarily regard the change in the fair value of collar and IRS derivative instruments concerning contracts stipulated to hedge against financial liabilities.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR -1.1 million to the adjustment of the initial carrying value of television rights acquired in the period and EUR 7.6 million to changes in fair value.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued as at 31 March 2009, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005, 2007 and 2008 and by its subsidiary Telecinco in 2005, 2006, 2007 and 2008 for the amount pertaining to the Group. Changes in the period equal to EUR 0.4 million refer to the cost amount accrued as at 31 March 2009 pertaining to the Group.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity.

8. Net Financial Position

Below is the breakdown of the ***consolidated net financial position*** pursuant to Consob Resolution No. 6064293 dated 28 July 2006, showing the Group's current and non current net financial debt.

Changes in the Net financial position occurred in the period of reference are thoroughly detailed in the relevant Group's Balance Sheet section of the relevant Report on Operations.

	31/03/2009	31/12/2008
Cash in hand and cash equivalents	1.1	0.9
Bank and postal deposits	197.1	138.8
Securities and other current financial assets	2.1	0.8
Total liquidity	**200.3**	**140.4**
Financial receivables from affiliated companies and joint ventures	1.8	1.8
Current financial receivables	9.6	8.5
Total current financial receivables	**11.5**	**10.3**
Due to banks	(400.1)	(550.3)
Other financial liabilities	(16.2)	(42.5)
Financial liabilities due to affiliated companies and joint ventures	(18.2)	(8.0)
Current financial debt	**(434.5)**	**(600.8)**
Current Net Financial Position	**(222.7)**	**(450.1)**
Due to banks	(997.4)	(883.7)
Payables and other non current financial liabilities	(36.2)	(37.9)
Non current financial debt	**(1,033.6)**	**(921.6)**
Net Financial Position	**(1,256.3)**	**(1,371.7)**

Item **Securities and current financial assets** includes securities and derivative instruments to hedge interest rate risk.

Item **Current financial receivables** mainly includes government contributions pursuant to Italian Law No. 1.213 of 4/11/65, as amended by Italian Law No. 153 of 1/3/1994, received for film productions developed by Medusa Film S.p.A., following to resolutions made by the competent authorities, yet not paid, for a total of EUR 9.2 million.

Item **Payables and current financial liabilities** mainly refers to the current amount of payables due to leasing companies equal to EUR 2.8 and payables due to factoring companies amounting to EUR 4.5 million; EUR 0.5 million refer to derivative instruments to hedge exchange risk and EUR 7.3 million to the fair value of derivative instruments to hedge interest rate risk of recognised financial liabilities.

Item **Payables and non current financial liabilities** refers to the non current amount of payables due to leasing companies equal to EUR 30.9 million and EUR 4.3 million for loan granted to foster film development, distribution and production.

Item **Financial liabilities due to affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A.

The variation in item **Payables due to banks – non current portion** refers to a new loan contract stipulated with Banca Popolare di Bergamo for a total amount of EUR 130.0 million and to a re-classification in item **Payables due to banks – current portion** for EUR 14.4 million regarding the amount due to maturity within the end of the year for the loan contract stipulated with Intesa S.Paolo (former S.Paolo – IMI)

The variation in item **Payables due to banks – current portion** refers to the reimbursement of the loan stipulated with Banca Popolare di Bergamo equal to EUR 100.0 million and a new loan contract stipulated with Iccrea Bcc equal to EUR 50.0 million as well as to a lower use of credit lines of about EUR 100.0 million.

9. Income tax

	1Q 2009	1Q 2008
Current tax expenses	33.0	38.6
Current tax expenses (foreign companies)	5.4	30.9
Deferred tax expenses	(2.1)	0.2
Total	**36.3**	**69.8**

The financial result for the period is net of income tax in compliance with the recognition method established in IAS 34. Income tax expenses should be recognised based on the best estimate of the weighted average annual income tax rate expected for year end.

10. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	1Q 2009	1Q 2008
Net profit for the year (millions of euro)	**60.0**	**121.0**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,402,064
Basic EPS	**0.05**	**0.11**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,402,064
Diluted EPS	**0.05**	**0.11**

Earnings per share are calculated by comparing the Group's net income to the weighted average number of outstanding shares in the period, net of Treasury shares. The diluted earnings per share are calculated taking into account the number of outstanding shares and the potential dilution effect deriving from the allocation of Treasury shares to the beneficiaries of already accrued stock option plans.

11. Segment report

Below is the data requested by IFRS 8 for the segments identified based on the current internal organisational structure and the Group executive reporting standards.

The Group's primary segments, as already detailed in the *Quarterly Report on Operations*, coincide with the geographical areas (currently Italy and Spain) determined on the basis of operation sites. Within such primary segments an additional segmentation was operated in order to monitor the operational performance of the areas of operation included in the afore mentioned geographical areas, identified based on their relevant economic characteristics (nature of products /processes and final markets of reference). It should be noted that in the geographical area of Spain, coinciding with the Telecinco Group, there are no significant business segments other than the television core business, which, therefore, coincides with the same entity.

Based on the segmentation criteria adopted, here below is information provided by geographical areas as well as the reconciliations requested by IFRS 8 concerning profit or loss, assets and liabilities, resulting from the two specifically drafted sub-consolidated statements, while for the operating segment identified in the geographical area of Italy, information is provided with reference to the economic results and the directly attributed "operating" activities.

Geographical areas

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments of activity, Italy and Spain, respectively as at 31 March 2009 and 2008.

The tables are drafted taking into account the specific data of the sub-consolidated statements, in which the book value of the shareholdings held by the companies belonging to any segment identified as such, in other companies of any other segment, is recognised at purchase cost and eliminated upon consolidation. Similarly, in the sector's statement of income, costs and revenues (relative to dividends possibly received from such investments) are aggregated under item *Result from other investments*.

In particular, data concerning infra-sector assets refer to the cancellation of investments entered under the activities of the geographical segment of Italy in Gestevision Telecinco (50.5%) and Mediacinco (held at 25% and already fully consolidated in the geographical segment of Spain, being controlled by Telecinco with a 75% shareholding) and a loan granted by Mediaset Investimenti to Mediacinco equal to EUR 59.4 million as at 31 March 2009.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for stock option plans.

12g3-2(b)

31st March 2009	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	807.5	159.7	-	967.2
Inter-segment revenues	0.3	-	(0.3)	-
Consolidated net revenues	**807.8**	**159.7**	**(0.3)**	**967.2**
%	84%	17%		100%
Operating profit	**95.6**	**43.7**	**-**	**139.3**
%	69%	31%		100%
EBIT	**95.6**	**43.7**	**-**	**139.3**
Financial income/(losses)	(14.5)	-	-	(14.5)
Income/(expenses) from equity investments valued	0.7	(11.6)	-	(10.9)
Income/(expenses) from other equity investments	-	-	-	-
EBT	**81.8**	**32.1**	**-**	**113.9**
Income taxes	(31.2)	(5.2)	-	(36.3)
NET PROFIT FROM CONTINUING OPERATIC	**50.6**	**26.9**	**-**	**77.6**
Net Gains/(Losses) from discontinued operations	-	-	-	-
NET PROFIT FOR THE PERIOD	**50.6**	**26.9**	**-**	**77.6**
Attributable to:				
- Equity shareholders of the parent company	47.4	29.3	(16.7)	60.0
- Minority Interests	3.3	(2.3)	16.7	17.6
OTHER INFORMATION				
Assets	5,784.8	867.1	(347.9)	6,303.9
Liabilities	3,149.4	387.9	(61.7)	3,475.6
Investments in tangible and intangible non current assets	241.3	57.1	-	298.3
Amortization	251.9	42.5	-	294.5
Impairment losses	-	-	-	-
Other non monetary expenses	3.0	(9.5)	-	(6.6)

(*)Including the change in item *advances for the purchase of rights*

12g3-2(b)

31st March 2008	**ITALY**	**SPAIN**	**Eliminations**	**MEDIASET GROUP**
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	849.9	249.0		1,098.9
Inter-segment revenues	0.6	-	(0.6)	-
Consolidated net revenues	**850.5**	**249.0**	**(0.6)**	**1,098.9**
%	77%	23%		100%
Operating profit	**137.9**	**117.9**	-	**255.8**
%	54%	46%		100%
EBIT	**137.9**	**117.9**	-	**255.8**
Financial income/(losses)	(17.2)	0.6	-	(16.6)
Income/(expenses) from equity investments valued	0.1	(8.3)	-	(8.2)
Income/(expenses) from other equity investments	-	-	-	-
EBT	**120.8**	**110.2**	-	**231.0**
Income taxes	(40.1)	(29.7)	-	(69.8)
NET PROFIT FROM CONTINUING OPERATIC	**80.7**	**80.5**	-	**161.2**
Net Gains/(Losses) from discontinued operations	-	-	-	-
NET PROFIT FOR THE PERIOD	**80.7**	**80.5**	-	**161.2**
Attributable to:				
- Equity shareholders of the parent company	80.5	81.5	(41.0)	121.0
- Minority Interests	0.2	(1.0)	41.0	40.2
OTHER INFORMATION				
Assets	6,063.5	1,155.6	(345.5)	6,873.6
Liabilities	3,400.0	406.8	60.8	3,867.6
Investments in tangible and intangible non current assets	627.5	54.1	-	681.5
Amortization	254.3	34.8	-	289.1
Impairment losses	-	-	-	-
Other non monetary expenses	7.7	0.1	-	7.8

(*)Including the change in item *advances for the purchase of rights*

Italy: Areas of operation

31st March 2009	**FREE TO AIR TELEVISION**	**NETWORK OPERATOR**	**PAY PER VIEW**	**OTHER**	**ELIMINATIONS / ADJUSTMENTS**	**GEOGRAPHICAL SEGMENT ITALY**
Revenues from external customers	574.7	27.2	138.9	66.8		807.8
Inter-segment revenues	-	31.5	-	56.0	(87.5)	-
Consolidated net revenues	**574.7**	**58.8**	**138.9**	**122.9**	**(87.5)**	**807.8**
%	71%	7%	17%	15%	-11%	100%
EBIT	**94.3**	**12.8**	**(14.0)**	**18.8**	**(16.3)**	**95.6**
Television rights	1,924.4	-	435.3	135.4	(226.3)	2,268.8
Other tangible and intangible non current assets	305.8	510.5	11.4	97.2	-	924.9
Goodwill	2.7	6.2	-	141.3	-	150.2
Trade receivables	809.6	55.4	54.6	74.8	-	994.4
Inventories	25.7	3.0	7.3	8.5	-	44.5
Operating assets	**3,068.2**	**575.1**	**508.6**	**457.2**	**(226.3)**	**4,382.7**
Investments in television rights (*)	183.9	-	53.3	25.4	(45.8)	216.8
Other investments	8.8	13.7	0.4	0.2	-	23.2
Investments in tangible and intangible assets	**192.7**	**13.7**	**53.7**	**25.6**	**(45.8)**	**240.0**

(*)Excluding the change in item *advances for the purchase of rights*

31st March 2008	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	650.2	19.7	108.8	71.8		850.5
Inter-segment revenues	-	30.3	-	34.1	(64.4)	-
Consolidated net revenues	**650.2**	**50.0**	**108.8**	**105.9**	**(64.4)**	**850.5**
%	76%	6%	13%	12%	-8%	100%
EBIT	**161.1**	**2.1**	**(29.0)**	**12.4**	**(8.7)**	**137.9**
Television rights	1,841.4	-	861.1	145.6	(136.4)	2,711.7
Other tangible and intangible non current assets	245.7	498.2	0.6	93.5	-	838.0
Goodwill	2.6	6.2	-	31.5	-	40.3
Trade receivables	820.5	42.1	77.2	76.1	-	1,015.8
Inventories	24.2	6.3	5.1	5.4	-	40.9
Operating assets	**2,934.5**	**552.8**	**943.9**	**352.0**	**(136.4)**	**4,646.7**
Investments in television rights (*)	181.7	-	456.9	23.5	(33.3)	628.8
Other investments	7.3	8.3	0.2	1.0	-	16.8
Investments in tangible and intangible assets	**189.0**	**8.3**	**457.1**	**24.5**	**(33.3)**	**645.6**

(*)Excluding the change in item *advances for the purchase of rights*

13. Transactions with related parties

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The table below is a summary of the effects reflected on the income statement and balance sheet of the Group originating from the trade operations carried out with related parties:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	0.7	1.5	(9.0)	0.1	1.5	-
Associated companies						
A.C. Milan S.p.A.	0.2	49.7	-	0.0	0.1	-
Alba Servizi Aerotrasporti S.p.A.	0.1	0.9	-	0.0	1.1	-
Arnoldo Mondadori Editore S.p.A.	3.4	0.2	-	4.8	0.0	-
Banca Mediolanum S.p.A.	2.2	0.0	-	1.7	0.0	-
Il Teatro Manzoni S.p.A.	0.1	-	-	-	0.3	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Milan Entertainment S.r.l.	2.5	1.0	-	-	3.1	-
Altre Società Consociate	5.2	2.0	0.5	2.1	2.0	-
Total parent company and associated	**14.4**	**57.2**	**(8.5)**	**8.7**	**8.1**	-
Joint control companies						
Boing S.p.A.	1.5	2.2	(6.9)	1.3	1.5	(0.0)
Fascino Produzione e Gestione Teatro S.r.l.	-	11.2	(11.9)	-	17.9	(0.0)
MediaVivere S.r.l.	0.9	4.9	-	0.2	13.3	-
Tivù S.r.l	0.2	0.6	-	0.2	0.6	-
Affiliated companies						
Aprok Imagen S.L.	-	0.2	-	-	0.1	-
Auditel S.r.l.	-	-	-	-	1.4	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.1	0.1	-	0.1	0.1	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
CaribeVision TV Network	0.4	-	-	0.3	-	-
Producciones Mandarina S.L.	0.2	3.3	-	0.1	2.7	-
La Fabrica De La Tele (già Hormigas Blancas Produccio	0.1	3.9	-	0.0	3.4	-
Nessma S.A.	-	-	-	-	-	-
Nessma Entertainment S.A.	-	-	-	-	-	-
Pegaso Television Inc.	-	-	1.8	-	-	(0.0)
Premiere Megaplex S.A.	-	-	-	-	-	-
Publieci Television S.A.	0.1	0.4	-	0.1	0.4	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	0.0	-	-	-	1.2	-
Total joint control and affiliates	**3.4**	**26.8**	**(17.0)**	**2.2**	**42.6**	**(0.1)**
Other related parties	-	0.1	-	-	0.2	-
TOTAL	**17.8**	**84.1**	**(25.5)**	**10.9**	**50.9**	**(0.1)**

Revenues and trade receivables of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; while costs and trade payables were mainly attributable to the purchase of television rights and productions. Payables due to Fininvest S.p.A., amounting to EUR 10.5 million, included EUR 9.0 million concerning a liability accrued as at 31 December 2008 as a result of the contractually established price balance paid for the acquisition of the Medusa equity interest, determined based on the performance of the film distribution activities of Medusa Film in 2008.

Transactions included under item Other transactions with related parties mainly refer to consulting services provided by Sin&rgetica, a company belonging to a director of Mediaset S.p.A.

The main impact on the consolidated cash flows generated by transactions with related parties was attributable to outlays amounting to EUR 12.4 million for the acquisition of rights from Milan A.C..

14. Transactions resulting from atypical and/or unusual operations

In compliance with Consob Resolution No. DEM 60644296 of 28 July 2006, it is hereby specified that during the first three months of 2009 the Group did not carry out any atypical and/or unusual transaction as defined in the same Resolution.

15. Events occurred after 31 March 2009

- By resolution n.181/09 published on 8 April in the Official Gazette, Agcom provided further specifications regarding the criteria for the conversion to digital technology of existing networks with the objective of increasing the digital share, which will include at least 5 multiplex platforms to be subject to tender, thus responding, as the Authority put it, to the questions raised at the EU level. Though it is not possible to exactly foresee the effects of this resolution to date, it is undoubtedly certain that it is intended to eliminate an important factor of uncertainty, represented by the possible prosecution in court of the proceeding regarding the violation of Community law with subsequent repercussions on domestic regulations governing timing and implementation criteria for the scheduled switch off.
- On **8 May** Mediaset Premium commercial offer on the digital terrestrial was further extended through the launch of two new cinema channels: **Premium Cinema**, offering the best films launched in recent years and film previews a couple of months before release in the theatres, and **Studio Universal**, offering Hollywood classics, which have gone down in the history of cinema.

In compliance with Art. 154-bis, par. 2 of the Financial Consolidation Act, Mr. Andrea Goretti, Executive Manager responsible for the drafting of Mediaset S.p.A. corporate accounting documents, hereby declares that the accounting data and information contained herein reflect the results of accounting documents, books and entries.

For the Board of Directors

The Chairman